CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

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21 May 2003

Via Courier

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

03022309

SUPPL

03 JUN -2 AM 7:21

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 April 2003 till 30 April 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

cc VP Tan Wah Nam

s/sec/adr/adrltr-apr03.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Response to Business Times' article of 1 April 2003 titled "CapitaLand directors worth their money?"	2 April 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Appointment and Resignation of Directors"	2 April 2003	For Public Relations Purposes
News release by CapitaLand's subsidiary, Raffles International Limited – "Raffles International signs deal with Nankai Electric Railway Co. to operate hotel in Osaka"	3 April 2003	For Public Relations Purposes
Response to analysts and media queries on the acquisition of additional stake in Bayshore Development Group Limited	8 April 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "CapitaMall keeps profit forecast"	10 April 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Date of release of first quarter financial results announcement"	14 April 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Date of release of first quarter financial results"	15 April 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Date of release of first quarter 2003 financial results"	16 April 2003	For Public Relations Purposes
Announcment by CapitaLand's subsidiary, Raffles Holdings Limited – "8th Annual General Meeting and Extraordinary General Meeting"	16 April 2003	For Public Relations Purposes
Exercise of call option in respect of Clover Properties Pte Ltd	17 April 2003	SESTL Listing Manual
Announcement and News Release by CapitaLand's subsidiary, CapitaMall Trust Management Limited, The Manager of CapitaMall Trust – "2003 first quarter financial statement announcement" and "CMT distributable income exceeds forecast by 5% in 1Q2003" and "Q1 003 results presentation"	17 April 2003	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and Press Release by CapitaLand's subsidiary, Raffles Holdings Limited – "First quarter financial statement" and "Financial statements for the three months ended 31 March 2003"	17 April 2003	For Public Relations Purposes
Exercise of call option in respect of Clover Properties Pte Ltd	22 April 2003	SESTL Listing Manual
Securitisation of The Waterina – Listing of the Notes issued by Aragorn Investment Corporation Limited	22 April 2003	SESTL Listing Manual
Date of release of first quarter 2003 financial results	22 April 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Chairman's address at 2003 Annual General Meeting"	22 April 2003	For Public Relations Purposes
Announcements by CapitaLand's subsidiary, Australand Holdings Limited – "Outcome of resolutions put to Annual General Meeting" and "Declaration of interim divided"	22 April 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Response to Business Times' article of 22 April 2003 titled Tooth Fairy for Raffles?"	23 April 2003	For Public Relations Purposes
Announcements by CapitaLand's subsidiary, The Ascott Group Limited – "Completion of the acquisition of additional 40% interest in Shanghai Xin Wei Property Development Co., Ltd" and "Executive Committee"	23 April 2003	For Public Relations Purposes
Announcement and News Release by CapitaLand's subsidiary, The Ascott Group Limited – "Unaudited results for the first quarter ended 31 March 2003" and "Ascott records S$8.1 million profit before tax and S$4.2 million net profit for first quarter 2003"	23 April 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Commentary on line item, 'trade and other receivables' in the 2003 first quarter financial statement of CapitaMall Trust"	23 April 2003	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Change of interest in CapFin MR1 Sdn Bhd	24 April 2003	SESTL Listing Manual
2003 first quarter financial statement announcement	25 April 2003	SESTL Listing Manual
CapitaLand posts S$71.2 million profit before tax for first quarter	25 April 2003	SESTL Listing Manual
Slides on CapitaLand Limited's unaudited results for the 3 months ended 31 March 2003	25 April 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Payment of Management Fee by way of the Units in CapitaMall Trust"	28 April 2003	For Public Relations Purposes
Interest on convertible bonds due 2007	29 April 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Results of the 23rd Annual General Meeting and Extraordinary General Meeting held on 30 April 2003"	30 April 2003	For Public Relations Purposes

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MASNET No. 70 OF 02.04.2003
Announcement No. 87

CAPITALAND LIMITED

Response to Business Times' article of 1 April 2003 titled "CapitaLand directors worth their money?"

The Company's response to Business Times on the aforesaid article is attached for information please.

Response to BT's article of 1 Apr 03.p

Submitted by Tan Wah Nam, Company Secretary on 02/04/2003 to the SGX

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

2 April 2003

Editor
The Business Times
c/o Singapore Press Holdings
1000 Toa Payoh North Podium Level 3
Singapore 318944

Dear Sir

We refer to Lee Han Shih's article "CapitaLand directors worth their money?" dated 1 April 2003.

CapitaLand recorded operating profit of $496.1 million in 2001 and $616.5 million in 2002. Given the recessionary conditions affecting the real estate industry in the last two years, the Group had prudently taken accounting provisions that led to a reduction in its profitability. There was a net loss of $281.4 million in 2001, but the Group successfully turned around with a net profit of $290.2 million in 2002. In addition, CapitaLand has a healthy cash balance of $1.1 billion at end 2002 to ride the continued recessionary environment.

The Board members are eminent, experienced and internationally prominent leaders who have led, and most continue to lead, world class organisations. We are honoured to have them serve on our Board. Their stewardship, guidance and corporate governance oversight were contributory factors to the company's strong current financial position. As with its peer group of firms, Directors' remuneration at CapitaLand is an essential business cost that has been pegged carefully to international levels, commensurate with their individual contributions.

A significant portion of the Directors' remuneration in the last two years is in share options (about 38%), aligning their interests with those of the shareholders. Instead of receiving $444,000 for two years (including share options) as suggested by Lee Han Shih, the non-executive directors received on average $110,000 per year.

The Directors will continue to guide the company in its mission to create shareholder value. Shareholders can rest assured that like them, the Directors have a stake in building a lasting and profitable company.

Yours sincerely,

Basskaran Nair
Senior Vice President, Communications
CapitaLand Limited

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MASNET No. 72 OF 02.04.2003
Announcement No. 89

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "APPOINTMENT AND RESIGNATION OF DIRECTORS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Tan Wah Nam, Company Secretary on 02/04/2003 to the SGX

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MASNET No. 47 OF 02.04.2003
Announcement No. 64

CAPITAMALL TRUST

APPOINTMENT AND RESIGNATION OF DIRECTORS

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") wishes to announce the resignation of Dr Steven Choo Kian Koon and the appointment of Mr Kee Teck Koon as a Director of the Company on 2 April 2003.

With his appointment, Mr Kee will be appointed a member of both the Executive Committee ("EXCO") and the Corporate Disclosure Committee ("CDC").

Consequent to the above, the members of the Board, EXCO and CDC are as follows:

BOARD

Mr Hsuan Owyang - Chairman
Mr Liew Mun Leong – Deputy Chairman
Mr Pua Seck Guan – CEO
Mr James Glen Service
Mr Hiew Yoon Khong
Mr Lui Chong Chee
Mr S. Chandra Das
Mr David Wong Chin Huat
Mr Chay Wai Chuen (as Alternate Director to Mr S Chandra Das)
Mr Kee Teck Koon

EXCO

Mr Liew Mun Leong – Chairman
Mr Kee Teck Koon
Mr Lui Chong Chee
Mr Pua Seck Guan

CDC

Mr Hsuan Owyang – Chairman
Mr Liew Mun Leong
Mr Kee Teck Koon
Mr Lui Chong Chee

By Order of the Board
CapitaMall Trust Management Limited
Winnie Tan
Company Secretary
2 April 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited on 02/04/2003 to the SGX

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MASNET No. 77 OF 03.04.2003
Announcement No. 77

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES INTERNATIONAL LIMITED – "RAFFLES INTERNATIONAL SIGNS DEAL WITH NANKAI ELECTRIC RAILWAY CO. TO OPERATE HOTEL IN OSAKA"

CapitaLand Limited's subsidiary, Raffles International Limited ("RIL"), has today issued a news release on the above matter. Attached RIL's news release is for information.

Nankai.pdf

Submitted by Tan Wah Nam, Company Secretary on 03/04/2003 to the SGX

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Raffles
INTERNATIONAL
Hotels & Resorts

NEWS RELEASE

For more information, please contact:
Judith Tan
Director, Media Relations & Communications
Raffles International Ltd
Tel: (65) 6430 1366
Email: judith.tan@raffles.com

RAFFLES INTERNATIONAL SIGNS DEAL WITH NANKAI ELECTRIC RAILWAY CO. TO OPERATE HOTEL IN OSAKA

Raffles International's first lease agreement in Japan

SINGAPORE, 3 April 2003 – Raffles International Ltd has signed a lease agreement with the Nankai Electric Railway Co. today, to operate the Nankai South Tower Hotel Osaka, Japan. Under the terms of the contract, Raffles International will re-flag and manage this 548-room deluxe hotel under the Swissôtel brand. The hotel will be renamed Swissôtel Osaka Nankai by September 2003.

Raffles International Limited is the wholly-owned hotel management subsidiary of Raffles Holdings Limited.

Mr. Liew Mun Leong, Chairman of the Executive Committee of Raffles Holdings and President and Chief Executive of CapitaLand, said: "Expanding the presence of Raffles

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International in a major city in Japan, such as Osaka, has been one of our major goals. I am pleased that we have achieved this objective with a very established partner such as Nankai Electric Railway Co. Limited. With this agreement, we have steadily widened our hospitality footprint in Japan where we currently already have a strategic alliance to explore business opportunities." CapitaLand is the majority shareholder of Raffles Holdings.

Added Ms Jennie Chua, President and CEO of Raffles Holdings, "Japan is one of the top five source markets for our hotels in the Asia Pacific and among the top 10 for the majority of our international hotels. Our company is hence familiar with the Japanese travel market and we are fortunate to enjoy excellent ties with the Japanese travel community. The name Raffles, through our flagship Raffles Hotel in Singapore, is well-recognised and enjoys a good reputation among the Japanese. We believe that the domestic travel community and international travel market will be assured of the quality standards of Raffles International when we take over the management of the Nankai South Tower Hotel."

President of Nankai Electric Railway Co. Ltd, Mr. Makoto Yamanaka, said: 'The district we call 'Minami' is where the Nankai group started, and it remains the centre of our company's business. We see it as our mission to turn Minami into an even more exciting, forward-looking district that serves as a gateway for Kansai International Airport and offers attractions for people from around the world."

He added: "This fall, our company will launch Nankai Parks, an ambitious project encompassing office buildings, entertainment facilities and a rooftop park. Since hotels

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The Americas
Raffles L'Ermitage Beverly Hills, California
Swissôtel Atlanta
Swissôtel Boston
Swissôtel Chicago
Swissôtel The Drake, The Drake
Swissôtel The Watergate, Washington D.C.*

South America

Ecuador
Swissôtel Quito, Ecuador

Peru
Swissôtel Lima, Peru

Under development

Indonesia
Raffles Resort Bali at Jimbaran
Raffles Resort Bintan, Indonesia

Spain
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain

Germany
Swissôtel Frankfurt, Germany

Turkey
Swissôtel l Bursa, The Celik Palas
Swissôtel Izmir, The Grand Hotel Efes

* Marketing representation

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Raffles International Hotels& Resorts

Asia Pacific

Singapore
Raffles Hotel
Swissôtel The Stamford
Raffles The Plaza
Swissôtel Merchant Court

Kingdom of Cambodia
Raffles Grand Hotel d'Angkor, Siem Reap
Raffles Hotel Le Royal, Phnom Penh

People's Republic of China
Swissôtel Beijing, Hong Kong Macau Centre
Swissôtel Dalian

Japan
Swissôtel Osaka Nankai

Australia
Merchant Court Hotel, Sydney

Thailand
Merchant Court Hotel at Le Concorde, Bangkok

Europe & Mediterranean

Germany
Raffles Hotel Vier Jahreszeiten, Hamburg
Swissôtel Berlin
Swissôtel Dusseldorf/Neuss

United Kingdom
Raffles Brown's Hotel, London
Swissôtel The Howard, London

Switzerland
Le Montreux Palace, Montreux
Swissôtel Basel
Swissôtel Metropole, Geneva
Swissôtel Zurich

Turkey
Swissôtel Gocek, Marina & Spa Resort
Swissôtel The Bosphorus, Istanbul
Celik Palas Bursa

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The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

For more information, please contact:

Judith Tan
Director
Media Relations & Communications
Raffles International Ltd
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

Keisuke Ikeuchi
Director
Corporate Planning & Management Division
Subsidiary Affairs Department
Nankai Electric Railway Co. Ltd
Tel: 06 6644 7110

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Raffles International also operates one of the largest spa networks in the world – Amrita Spa. Raffles International's Amrita facilities are found in 15 locations. These include Raffles L'Ermitage, Beverly Hills in USA; Swissôtel Quito in Ecuador; Le Montreux Palace in Switzerland; Swissôtel Berlin in Germany, Raffles Brown's Hotel in the UK and Swissôtel Dalian. Raffles International also operates the SPAcademy, Singapore's premier spa education and skills training institute. The Raffles International Training Centres in Singapore and Phnom Penh offer training programmes for the hospitality and service industry.

About Raffles Holdings and CapitaLand

Raffles International Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in major destinations across Asia, Australia, Europe, North America and South America. Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in residential, commercial and industrial property and property-related services, such as property funds and real estate financials are focused in select gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

company has worked since then to provide the community, its residents and visitors with a comprehensive range of the necessities and amenities of life. Two years from now the firm will celebrate its 120th year in business.

Nankai's core business is public transportation. Its trains, buses and ships link Minami with Wakayama through a wide-ranging system of inter-city transport. The firm also operates real estate rental agencies, shopping centres and other retail outlets, sports clubs, amusement parks and other entertainment facilities in and around the region.

Nankai trains whisk passengers to Kansai International Airport in about 30 minutes, while limousine buses provide airport service from many cities.

About Raffles International

Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissôtel" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world. These include the legendary Raffles Hotel, Singapore; Raffles Brown's Hotel, London; Raffles Hotel Vier Jahreszeiten, Hamburg; Raffles L'Ermitage Beverly Hills, California; and Le Montreux Palace, Montreux.

are a big part of what Minami has to offer, I am delighted that this alliance with Raffles International, a well-respected international hotel management company, will benefit the upcoming Nankai Parks project."

This lease agreement for the Nankai South Tower Hotel is an important step in furthering Raffles Holdings' stated strategic objectives of expanding its geographical footprint and pursuing asset light growth in gateway cities. The Group's portfolio now expands to 38 hotels in 33 destinations worldwide.

About Nankai South Tower Hotel, Osaka

Located in the heart of "Minami", one of the two commercial centres in Osaka, Nankai South Tower Hotel was opened in March 1990. The 36-floor super skyscraper, currently operated by Nankai South Tower Hotel Co., a subsidiary of Nankai Electric Railway, has 548 rooms and suites and nine Food and Beverage establishments. It is in the middle of the shopping district and 30 minutes to Kansai International Airport by the Airport Express Train.

The city of Osaka is the second largest commercial city and an international cultural crossroad of Japan. It has an active economy based on large-scale production and market consumption. The City of Osaka has highly concentrated wholesale and information related services that fulfill central administrative needs and support various economic activities.

About Nankai Electric Railway Co.

Founded in December 1885, Nankai Electric Railway Co. was the first railway system in Japan to be built entirely with private capital. With its nucleus in the Nanba Terminal, the

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MASNET No. 81 OF 08.04.2003
Announcement No. 81

CAPITALAND LIMITED

Response to Analysts and Media Queries on the Acquisition of Additional Stake in Bayshore Development Group Limited

The Company's response to the aforesaid queries is attached for information please.

AIG-8Apr03.pdf

Submitted by Tan Wah Nam, Company Secretary on 08/04/2003 to the SGX

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AIG Tower Investment

AIG Tower is located on one of the very rare 999-year leasehold (which is tantamount to freehold) office sites in Central, Hong Kong. This is generally not a well-known fact. The Grade A AIG Tower was valued at about HK$10,600 psf on a completed basis by professional valuers, Knight Frank (Services) Limited, about three months ago, in December 2002.

Recent transactions of HK$6,000 to HK$7,000 psf were for strata-titled 50-year leasehold buildings in Central and Admiralty, Hong Kong. One cannot compare a Grade A 999-year leasehold property in a prime harbourfront location with 50-year strata-titled properties and expect similar valuations. Generally, strata-titled properties are of lower quality.

In real estate, certain properties, by virtue of their characteristics, such as prime location, quality and long tenure, will always hold their value well.

AIG Tower stands in this category. Given its 999-year leasehold status and prestigious location at 1 Connaught Road in Central, at the heart of Hong Kong's business district, AIG Tower is a rare premium asset. AIG, our international partner, is a well-known global real estate player. We are happy to be partners in taking an additional stake in AIG Tower.

On the financial terms, the recent acquisition of an additional 20% stake in AIG Tower works out to an average of HK$8,000 psf of gross floor area on a completed basis. This represents a 25% discount on valuation. This recent transaction at HK$8,000 psf is an opportunistic acquisition and therefore attractive for CapitaLand. On the whole, the average price of the partners' combined stake works out to about HK$9,000 psf on a completed basis, which is still below Knight Frank's recent HK$10,600 psf valuation.

Based on the above, there is currently no need for a write-down. Any external estimates regarding write-downs are conjecture and premature. Generally, CapitaLand's practice is to review the value of its investment properties annually. The next valuation of AIG Tower is expected to be done at the end of 2003.

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MASNET No. 92 OF 10.04.2003
Announcement No. 92

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "CAPITAMALL KEEPS PROFIT FORECAST"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT's annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 10/04/2003 to the SGX

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MASNET No. 33 OF 10.04.2003
Announcement No. 33

CAPITAMALL TRUST

CAPITAMALL KEEPS PROFIT FORECAST

CapitaMall Trust Management Limited, the Manager of CapitaMall Trust ("CMT") has made the following statement:

"Although there has been a slight decline in pedestrian traffic at CapitaMall Trust's (CMT) malls, the Sars impact on CMT's rental revenue at present is minimal. More than 98% of its rental revenue is generated from the base rent component in leases, with less than 2% received from gross rent turnover. Based on this, we remain confident of delivering the 2003 forecast distribution of 6.96 cents."

By Order of the Board
CapitaMall Trust Management Limited

Winnie Tan
Company Secretary
10 April 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited on 10/04/2003 to the SGX

MASNET No. 99 OF 14.04.2003
Announcement No. 124

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "DATE OF RELEASE OF FIRST QUARTER FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Raffles annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 14/04/2003 to the SGX

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MASNET No. 65 OF 14.04.2003
Announcement No. 90

Raffles HOLDINGS **RAFFLES HOLDINGS LIMITED**

Date of Release of First Quarter Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the three months ended 31 March 2003 on Thursday, 17 April 2003.

Submitted by Emily Chin, Company Secretary on 14/04/2003 to the SGX

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MASNET No. 81 OF 15.04.2003
Announcement No. 97

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "DATE OF RELEASE OF FIRST QUARTER FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Tan Wah Nam, Company Secretary on 15/04/2003 to the SGX

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MASNET No. 20 OF 15.04.2003
Announcement No. 36

CAPITAMALL TRUST

DATE OF RELEASE OF FIRST QUARTER FINANCIAL RESULTS

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") wishes to announce that CMTML will release the financial results for CapitaMall Trust for the three months ended 31 March 2003 on Thursday, 17 April 2003.

By Order of the Board
CapitaMall Trust Management Limited

Winnie Tan
Company Secretary
15 April 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited on 15/04/2003 to the SGX

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MASNET No. 78 OF 16.04.2003
Announcement No. 78

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "DATE OF RELEASE OF FIRST QUARTER 2003 FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Date of Release of Results.PD

Submitted by Tan Wah Nam, Company Secretary on 16/04/2003 to the SGX

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THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

DATE OF RELEASE OF FIRST QUARTER 2003 FINANCIAL RESULTS

The Company wishes to announce that it will release its financial results for the three months ended 31 March 2003 on Wednesday, 23 April 2003.

By order of the Board

Shan Tjio
Company Secretary
16 April 2003

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MASNET No. 79 OF 16.04.2003
Announcement No. 79

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "8TH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL's annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 16/04/2003 to the SGX

03 JUN -2 AM 7:21

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MASNET No. 18 OF 16.04.2003
Announcement No. 18

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

8th Annual General Meeting and Extraordinary General Meeting

Raffles Holdings Limited (the "Company") wishes to announce that at the 8th Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") of the Company held today, all resolutions relating to matters set out in the Notices of AGM and EGM dated 18 March 2003 were duly passed.

Submitted by Emily Chin, Company Secretary on 16/04/2003 to the SGX

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MASNET No. 139 OF 17.04.2003
Announcement No. 139

CAPITALAND LIMITED

EXERCISE OF CALL OPTION IN RESPECT OF CLOVER PROPERTIES PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Birchvest Investments Pte Ltd ("Birchvest"), a company incorporated in Singapore, has on 16 April 2003 exercised its call option pursuant to the terms of an Option Agreement dated 15 December 1999 ("Option Agreement") entered into between Clover Holdings Limited ("Clover") and Birchvest, requiring Clover to sell its entire stake in the issued ordinary shares of Clover Properties Pte Ltd ("CPPL") to Birchvest ("Transaction"). Upon completion of the Transaction, CPPL will become an indirect wholly-owned subsidiary of CapitaLand.

Clover, a company incorporated in Singapore, is a single purpose company which owns all the issued ordinary shares in CPPL. CPPL, a company incorporated in Singapore, is a single asset company which owns the office building situated at 6 Battery Road, Singapore (the "Property").

Under the Option Agreement, amongst other things, Clover granted Birchvest a call option to purchase all the issued ordinary shares in the capital of CPPL, exercisable during the period commencing on 16 December 2002 and ending on 15 December 2006. The Option Agreement was entered into as part of the securitization transaction in respect of the Property in December 1999. In accordance with the terms of the Option Agreement, the purchase price is likely to be $878 million subject to confirmation that the value of the Property, based on a valuation as at the date falling 14 days after the exercise of the call option, does not exceed $878 million.

The Transaction is expected to be completed on 16 June 2003. On completion, Clover will use the proceeds to redeem all its outstanding bonds. Birchvest holds $328 million in principal amount of Clover junior bonds and on redemption, will receive $328 million of the proceeds. The CapitaLand Group will fund the balance purchase price of $550 million from its existing facilities.

The financials of CPPL have been consolidated with the financials of the CapitaLand Group since financial year end 2000. As of 30 November 2002, the Property was valued by Jones Lang LaSalle Property Consultants at $688 million. This valuation was carried out in conjunction with the annual year-end valuation of CapitaLand's investment properties. The Property has been included in CapitaLand's balance sheet as at 31 December 2002 at the value of $688 million. Based on this valuation, the derived net tangible asset value of CPPL as at 31 December 2002 was approximately $695 million. The Transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

The rationale for the acquisition of CPPL and consequential redemption of the Clover bonds is to refinance the bonds at lower rates thereby achieving interest savings.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

The approval of the Singapore Exchange Securities Trading Limited is being sought for a waiver of the requirement for shareholders' approval for the Transaction. In the event that a waiver is not granted, CapitaLand will convene an extraordinary general meeting to seek shareholders' approval for the Transaction.

By Order of the Board

Tan Wah Nam
Company Secretary
17 April 2003

Submitted by Tan Wah Nam, Company Secretary on 17/04/2003 to the SGX

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MASNET No. 138 OF 17.04.2003
Announcement No. 138

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED, THE MANAGER OF CAPITAMALL TRUST - "2003 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), has today announced CMT's financial statements for the period from 1 January 2003 to 31 March 2003.

For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.sg.

Submitted by Tan Wah Nam, Company Secretary on 17/04/2003 to the SGX

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MASNET No. 70 OF 17.04.2003
Announcement No. 70

CAPITAMALL TRUST

2003 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

Masnet - 1Q 03 (final)

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited on 17/04/2003 to the SGX

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CapitaMall Trust

17 April 2003

CAPITAMALL TRUST

2003 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

CapitaMall Trust (CMT) was established under a Trust Deed dated 29 October 2001 between the Manager, CapitaMall Trust Management Limited, and Bermuda Trust (Singapore) Limited as Trustee, and supplemented by a first supplemental trust deed dated 26 December 2001 and a second supplemental trust deed dated 28 June 2002.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Stock Exchange.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the IPO offering circular dated 28 June 2002, please refer to paragraph 9 specifically.

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1(a)(i) Income statement

	Q1 2003 S$'000	Q1 2002 S$'000	Increase / (Decrease) %
Gross rental income	21,030	19,343	8.7
Car park income	1,129	865	30.5
Other income	1,222	727	68.1
Gross revenue	**23,381**	**20,935**	**11.7**
Property management fees	(899)	(833)	7.9
Property tax	(1,835)	(1,017)	80.4
Other property operating expenses [1]	(4,598)	(3,354)	37.1
Property operating expenses	**(7,332)**	**(5,204)**	**40.9**
Net property income	**16,049**	**15,731**	**2.0**
Interest income	**25**	**0**	**Nm**
Asset management fees	(1,278)	(1,190)	7.4
Trust expenses	(282)	(354)	(20.3)
Administrative expenses	**(1,560)**	**(1,544)**	**1.0**
Net investment income before interest costs and tax	**14,514**	**14,187**	**2.3**
Interest costs	(1,747)	(1,471)	18.8
Net investment income before tax	**12,767**	**12,716**	**0.4**
Taxation [2]	NA	(2,814)	Nm
Net investment income after tax	**12,767**	**9,902**	**Nm**

The review of the performance can be found in paragraph 8.

Footnotes :

1 Included as part of the other property operating expenses are the following:

	Q1 2003 S$'000	*Q1 2002 S$'000*	*Increase / (Decrease) %*
- Depreciation and amortization	*6*	*-*	*Nm*
- Allowance for doubtful debts and bad debts written off	*88*	*-*	*Nm*

2 Upon listing of CMT on 16 July 2002, tax transparency applies and CMT is not directly assessed to tax on its income. Accordingly, distributions are paid gross with no tax deducted at source to qualifying tax residents.

Nm – not meaningful

1(a)(ii) Distribution statement

	Q1 2003 S$'000	Q1 2002 S$'000	Increase / (Decrease) %
Net investment income after tax	12,767	9,902	28.9
Net effect of non-tax deductible / (chargeable) items (Note A)	803	- [1]	Nm
Taxable income available for distribution to unitholders	**13,570**	**9,902**	**Nm**
Note A			
Non-tax deductible / (Chargeable) items			
- Asset management fees (performance component)	*702*	-	*Nm*
- Trustee's fees	*73*	-	*Nm*
- Other items	*28*	-	*Nm*
Net effect of non-tax deductible / (chargeable) items	*803*	- [1]	*Nm*

Footnote:
1 Not meaningful for Q1 2002 as it was under private trust

Nm – not meaningful

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1(b)(i) **Balance sheet**

As at 31/3/2003 vs 31/12/2002

	31/3/2003 S$'000	31/12/2002 S$'000	Increase / (Decrease) %
Non-current assets			
Plant & equipment	107	80	33.8
Investment properties	935,347	935,000	-
Total non-current assets	935,454	935,080	-
Current assets			
Trade & other receivables	6,262	2,173	188.2
Cash & cash equivalents [1]	38,734 [1]	52,969 [2]	(26.9)
Total current assets	44,996	55,142	(18.4)
Less current liabilities			
Trade & other payables	19,080	19,183	(0.5)
Provisions for taxation	367	367	-
Total current liabilities	19,447	19,550	(0.5)
Net current assets	**25,549**	**35,592**	**(28.2)**
Less non-current liabilities			
Interest bearing loan	200,000	200,000	-
Other non-current liabilities	11,303	9,452	19.6
Total non-current liabilities	211,303	209,452	0.9
Net assets	**749,700**	**761,220**	**(1.5)**
Unitholders' funds	**749,700**	**761,220**	**(1.5)**

Footnotes:
1 This includes the distributable income for the period of 1 January 2003 to 31 March 2003 (3 months) of S$13.6 million which will be distributed later in the year.
2 This includes the distributable income for the period of 16 July 2002 to 31 December 2002 (5.5 months) of S$25.0 million which was distributed in February 2003.

1(b)(ii) Aggregate amount of borrowings and debt securities

	31/3/2003 S$'000	31/12/2002 S$'000
Secured borrowings		
Amount repayable in one year or less, or on demand	-	-
Amount repayable after one year	200,000	200,000
	200,000	200,000

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) Cash flows statement

	Q1 2003 S$'000	Q1 2002 S$'000
Operating activities		
Net investment income before tax	12,767	12,716
Adjustments for interest income, interest expense, depreciation and asset management fee paid in units	2,430	1,471
Change in working capital	(2,496)	4,298
Tax paid	-	(81)
Cash generated from operating activities	**12,701**	**18,404**
Investing activities		
Interest received	30	-
Purchase of plant and equipment and subsequent expenditure	(796)	-
Cash flows from investing activities	**(766)**	**-**
Financing activities		
Loan arrangement fee	-	(1,554)
Distribution to unitholders	(24,964)	-
Interest paid	(1,206)	(1,399)
Cash flows from financing activities	**(26,170)**	**(2,953)**
Increase/(Decrease) in cash and cash equivalent	**(14,235)**	**15,451**
Cash and cash equivalent at beginning of period	**52,969**	**18,477**
Cash and cash equivalent at end of period	**38,734**	**33,928**

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1(d)(i) <u>Statement of changes in unitholders' funds</u>

As at 31/3/2003 vs 31/3/2002

	Q1 2003 S$'000	Q1 2002 S$'000
Balance as at beginning of period	**761,220**	**720,000**
Operations		
Net investment income after tax	12,767	9,902
Net increase in net assets resulting from operations	**773,987**	**729,902**
Unitholders' transactions		
Creation of units		
- management fee paid in units	677	-
Establishment & IPO expenses	-	(3,449)
Distribution to unitholders	(24,964) [1]	-
Net increase in net assets resulting from unitholders' transactions	**(24,287)**	**(3,449)**
Balance as at end of period	**749,700**	**726,453**

Footnote:
1 Distribution income for the period of 16 July 2002 to 31 December 2002 paid in February 2003.

1(d)(ii) Details of any change in the units

	Q1 2003 Units	Q1 2002 Units
Balance as at beginning of period	**738,560,948**	**720,000,000**
As payment of asset management fees [1]	663,614	-
Balance as at end of period	**739,224,562**	**720,000,000**

Footnote:
1 Asset management fees for Q4 2002 which was issued in January 2003. This is not applicable for Q1 2002 as the payment by units is only effective from listing date on 17 Jul 2002.

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

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4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the period ended 31/12/2002.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU and DPU below, the weighted average number of units in issue is 739,003,357 (2002 : 720,000,000) during the financial period in review.

The diluted EPU and diluted DPU are the same as the basic EPU and DPU respectively as there are no dilutive instruments in issue during the period.

	Q1 2003	Q1 2002
Earnings per unit ("EPU")		
Based on the weighted average number of units in issue	1.73¢	1.38¢ [1]
Based on fully diluted basis	1.73¢	1.38¢ [1]
Distribution per unit ("DPU")		
Based on the weighted average number of units in issue	1.84¢	1.38¢ [1]
Based on fully diluted basis	1.84¢	1.38¢ [1]

Footnote:

1 The EPU and DPU are based on net investment income after tax.

7 **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	31/3/2003	31/12/2002
NAV per unit	$1.01	$1.03
Adjusted NAV per unit (excluding the distributable income)	$1.00	$1.00

8 **Review of the performance**

	Q1 2003 S$'000	Q4 2002 S$'000	Q1 2002 S$'000
Income statement			
Gross revenue	23,381	22,353	20,935
Property operating expenses	(7,332)	(5,218)	(5,204)
Net property income	16,049	17,135	15,731
Other income	25	42	-
Administrative expenses	(1,560)	(1,359)	(1,544)
Interest costs	(1,747)	(1,812)	(1,471)
Net investment income before tax	**12,767**	**14,006**	**12,716**

	Q1 2003 S$'000	Q4 2002 S$'000	Q1 2002 S$'000
Distribution statement			
Net investment income before tax	12,767	14,006	12,716
Net effect of non-tax deductible / (chargeable) items	803	360	-
Taxation [1]	-	-	(2,814)
Taxable income available for distribution to unitholders	**13,570**	**14,366**	**9,902**
Distribution per unit (in cents)			
For the period	**1.84¢**	**1.95¢**	**1.38¢**
Annualised	**7.34¢**	**7.78¢**	**5.50¢**

Footnote:
1 As Q1 2002 was under the private trust, tax transparency did not apply.

Q1 2003 vs Q4 2002

Gross revenue for the period was S$23.4 million, an increase of S$1.0 million from Q4 2002. The higher revenue was mainly due to the higher rental income arising from the higher rental rates which had been achieved by all the properties on new and renewal leases. Car park income and other income initiatives contributed to the additional increase.
Property operating expenses for the period is S$7.3 million, an increase of S$2.1 million from Q4 2002. The higher operating expenses were mainly due to the higher property tax and higher advertising and promotion expenses incurred for creating awareness and campaign to secure new tenants.
Interest costs are marginally lower due to the lower floating rates experienced in Q1 2003.

Q1 2003 vs Q1 2002

Gross revenue for the period was S$23.4 million, an increase of S$2.4 million from Q1 2002. The higher revenue was mainly due to the higher rental income arising from the higher rental rates which had been achieved by all the properties on new and renewal leases. Car park income and the other income initiatives contributed to the increase with the introduction of new kiosks, kiddy rides, advertising, signage licence fees and lightboxes.
Property operating expenses for the period was S$7.3 million, an increase of S$2.1 million from Q1 2002. The higher operating expenses were mainly due to the higher property tax higher advertising and promotion expenses and higher maintenance costs and consultancy

fees.
Interest costs were S$1.7 million for the period, S$0.3 million higher than Q1 2002. CMT refinanced its bridging loan (which was on short term basis at an average rate of less than 2% p.a.) at end of February 2002. Subsequently, the loan portfolio of CMT was 86% fixed at an interest rate of 3.91% p.a. giving rise to a blended interest rate of about 3.6% p.a.

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

	Actual Q1 2003 S$'000	Forecast[1] Q1 2003 S$'000	Increase / (Decrease) %
9(i) **Income statement**			
Gross rental income	21,030	20,558	2.3
Car park income	1,129	1,006	12.2
Other income	1,222	564	116.7
Gross revenue	**23,381**	**22,128**	**5.7**
Property management fees	(899)	(840)	7.0
Property tax	(1,835)	(1,696)	8.2
Other property operating expenses	(4,598)	(4,106)	12.0
Property operating expenses	**(7,332)**	**(6,642)**	**10.4**
Net property income	**16,049**	**15,486**	**3.6**
Interest income	**25**	**71**	**(64.8)**
Asset management fees	(1,278)	(1,226)	4.2
Trust expenses	(282)	(395)	(28.6)
Administrative expenses	**(1,560)**	**(1,621)**	**(3.8)**
Net investment income before interest costs and tax	**14,514**	**13,936**	**4.2**
Interest costs	(1,747)	(1,857)	(5.9)
Net investment income before tax	**12,767**	**12,079**	**5.7**

Footnote:
1 The forecast is based on management's quarterly forecast. This, together with the next 9 months' forecast, is the forecast shown in the offering circular dated 28 June 2002.

9(ii) **Distribution statement**

	Actual Q1 2003 S$'000	Forecast [1] Q1 2003 S$'000	Increase / (Decrease) %
Net investment income before tax	12,767	12,079	5.7
Net effect of non-tax deductible / (chargeable) items	803	840	(4.4)
Taxable income available for distribution to unitholders	13,570	12,919	5.0
Distribution per unit (in cents)			
For the period	1.84¢	1.74¢	5.5
Annualised	7.34¢	6.96¢	5.5
Annualised distribution yield			
- based on IPO price of S$0.96 per unit	7.65%	7.25%	5.5
- based on current market price of S$1.04 per unit as at 16 Apr 2003	7.06%	6.69%	5.5

Footnote:
1 The forecast is based on management's quarterly forecast. This, together with the next 9 months' forecast, is the forecast shown in the offering circular dated 28 June 2002.

9(iii) **Breakdown of gross revenue**

	Actual Q1 2003 S$'000	Forecast [1] Q1 2003 S$'000	Increase / (Decrease) %
Tampines Mall	11,003	10,600	3.8
Junction 8	7,124	6,401	11.3
Funan The IT Mall	5,254	5,127	2.5
Gross revenue	**23,381**	**22,128**	**5.7**

Footnote:
1 The forecast is based on management's quarterly forecast. This, together with the next 9 months' forecast, is the forecast shown in the offering circular dated 28 June 2002.

9(iv) **Breakdown of net property income**

	Actual Q1 2003 S$'000	Forecast [1] Q1 2003 S$'000	Increase / (Decrease) %
Tampines Mall	8,036	7,817	2.8
Junction 8	4,709	4,453	5.8
Funan The IT Mall	3,304	3,216	2.7
Net property income	**16,049**	**15,486**	**3.6**

Footnote:
1 The forecast is based on management's quarterly forecast. This, together with the next 9 months' forecast, is the forecast shown in the offering circular dated 28 June 2002.

9(v) **Review of the performance**

Actual gross revenue for the period was S$23.4 million, an increase of S$1.3 million from the forecast stated in the offering circular dated 28 June 2002. The higher revenue was mainly due to higher rental rates which had been achieved by all the properties on new and renewal leases and the lower vacancy periods versus forecast. Additional income was derived from higher gross turnover rental in addition to base rental for new leases signed. Also, as a result of the various income-generating initiatives undertaken, additional income was derived from more casual leasing eg. kiosks, advertising, signage licence fees, lightboxes etc.

The property operating expenses had increased by S$0.7 million due to higher property tax, higher advertising and promotion expenses and offset by the lower utilities for this period. Although there was property tax rebate granted by the government in this period, it had not been recognised as there are plans to grant some rebates to isolated tenants, use the funds to reposition the centres and create additional awareness to the centres.

The administrative expenses were marginally lower in this quarter. Interest costs was lower by S$0.1 million due to the lower interest rates achieved versus the forecast.

10 **Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

In general, retail sales remain relatively flat in Singapore amidst the weak local economic conditions. In addition, the recent onset of Severe Acute Respiratory Syndrome (SARS) has resulted in a weaker retail spending in general. For the CMT malls, SARS has a slight impact on the shopper traffic. With more than 98% of CMT's rental revenue generated from the base rent component in leases (which are underpinned by committed leases) and less than 2% received from gross turnover rent, we do not expect the performance of CMT to be significantly affected unless the effects of SARS is prolonged.

Outlook for 2003

Given the actual performance for the first quarter of 2003, the Manager of CMT is confident to deliver the 2003 distribution per unit forecast of 6.96 cents as stated in the offering circular dated 28 June 2002 with potential upside.

11 **Distributions**

11(a) Current financial period

Any distributions declared for the current financial period? : No

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? : No

11(c) Date payable : Not applicable

11(d) Book closure date : Not applicable

12 **If no distribution has been declared/recommended, a statement to that effect**

No distribution has been declared/recommended for the current financial period

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This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED

Winnie Tan

Company Secretary

17 April 2003

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MASNET No. 79 OF 17.04.2003
Announcement No. 79

CAPITAMALL TRUST

News Release - CMT distributable income exceeds forecast by 5% in 1Q2003

Press Release Fin: 1Q03Presentation Fin:

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited on 17/04/2003 to the SGX

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Cap/taMall
Trust

NEWS RELEASE

17 April 2003
For Immediate Release

CMT distributable income exceeds forecast by 5% in 1Q2003

Unitholders to get S$651,000 more

Singapore, 17 April 2003 - CapitaMall Trust Management Limited (CMTML), the manager of CapitaMall Trust (CMT), is pleased to announce that the total net property income for the first quarter of 2003 is S$16.0 million, exceeding the year-to-date IPO forecast by 3.6%. The distributable income to unitholders for the first quarter of 2003 is S$13.6 million, an increase of 5% or S$651,000. The 2003 annualised forecast distribution per unit (DPU) is expected to be 7.34 cents, up from 6.96 cents as stated in the IPO forecast.

Summary of CMT Results
(reporting period 1 January to 31 March 2003)

	Actual	Forecast [1]	Change (%)
Gross revenue (S$'000)	23,381	22,128	5.7
Net property income (S$'000)	16,049	15,486	3.6
Distributable income to unitholders (S$'000)	13,570	12,919	5.0
DPU (cents)			
- for the period 1 Jan – 31 Mar 2003	1.84	1.74	5.5
- 2003 annualised forecast	7.34	6.96	5.5
Annualised distribution yield			
based on S$0.96 (IPO issue price)	7.65%	7.25%	5.5
based on S$1.04 (closing price on 16 Apr 2003)	7.06%	6.69%	5.5

CMTML's CEO Pua Seck Guan said: "CMT continues to deliver strong sustainable performance to unitholders in the midst of the current challenging economic conditions. It is testament to the underlying strength of CMT's stable of high quality shopping malls. Also, this result demonstrates our ability to proactively manage our portfolio to extract value for

Footnotes:
(1) Forecast extracted from the offering circular dated 28 June 2002.

unitholders, create a better retail environment for tenants, and enhance the shopping experience for shoppers."

CMT malls enjoy occupancies of over 99% and have continued to experience promising rental growth in 2003. Throughout the first quarter, 50 leases were renewed, achieving an average increase of 18% over preceding rents and 12% above the forecast rental. Most of these renewals were from Junction 8 and Funan The IT Mall which achieved growth of 19% and 11% respectively over preceding rents.

Unit Price Performance

Since paying out CMT's first distribution to unitholders in February this year, the Trust's unit price has grown steadily, closing at S$1.04 on 16 April 2003, or 8% above the IPO price of S$0.96. CMT's unit price performance continues to outperform other broader indices like the Straits Times Index and Singapore Property Equities Index, which has fallen by 19% and 27% over the same period.

Effect from SARS

The effect of SARS on CMT's performance is being closely monitored. The manager would like to reiterate that currently the impact on CMT's rental revenue is minimal, as only less than 2% of it is tied to tenants' sales (or gross turnover rents).

Asset Enhancement Plans

The asset enhancement initiatives to create prime new retail space at Tampines Mall and Junction 8 are on schedule and expected to deliver superior returns.

Asset Enhancement - Tampines Mall

At Tampines Mall, construction commenced in March 2003 and is expected to be completed by year end. The response received for the seven new shops on the ground level facing neighbouring Century Square has been overwhelming. Prior to construction, the manager had already confirmed four well-known food & beverage tenants. It is confident of signing on leases for the rest of the space by the middle of the year. Rents achieved for this space are well above the S$20.00 psf target which translates into a return on investment of 19% for unitholders.

Summary of Tampines Mall Asset Enhancements, as at 31 March 2003 *

	Net lettable area (sf)	Capital Expenditure	Start Date	Completion Date
IPO	8,006	S$5.9 mil	2004	2005
Revised	8,202	S$5.9 mil	Mar 2003	Nov 2003

Gross revenue (net of rental loss from decanted spaces)	S$1.7 mil p.a
Net Property Income	S$1.1 mil p.a
Return on investment of S$5.9 mil	19%
Capital Value (assumed at 7% capitalisation rate)	S$15.7 mil
Increase in Capital Value	S$9.8 mil

*Based on manager's forecasts

Asset Enhancement - Junction 8

The asset enhancement works at Junction 8 have been split into two phases to reduce disruption to the current retail operations and to better optimise available space. The focus this year is on the first phase which involves constructing 25 new shops at Basement 1 and Level 1. The retail mix for this precinct has been carefully developed to complement the recently opened NTUC Fairprice supermarket, featuring food & beverage and convenience-based service operators. The Basement 1 refurbishment will capitalise on the direct underground link to the future MRT Circle Line station.

The manager has received an overwhelming response, like in Tampines Mall, to these 25 prime new shops. To date, over 30 offers have been received for this space.

Summary of Junction 8 Asset Enhancements, as at 31 March 2003*

	Net lettable area (sf)	Capital Expenditure	Start Date	Completion Date
IPO	51,652	S$21.5 mil	2003	2004
Revised	74,434	S$27.0 mil		
Phase 1 – B.1		*S$15.5 mil*	*May 2003*	*Nov 2003*
Phase 2 – L.1& 2		*S$11.5 mil*	*Jan 2004*	*Dec 2004*

Gross revenue (net of rental loss from decanted spaces)	S$4.8 mil p.a**
Net Property Income	S$3.9 mil p.a
Return on investment of S$27.0 mil	14%
Capital Value (assumed at 7% capitalisation rate)	S$55.7 mil
Increase in Capital Value	S$28.7 mil

*Based on manager 's forecasts ** Phase One will contribute S$3.1 mil p.a gross revenue

Outlook

In addition to the asset enhancement works, the manager remains committed to improving operational efficiencies across the CMT portfolio through the execution of ongoing cost control measures, retail mix refinements, and promotion of top-of-mind awareness.

The manager is confident of delivering the full year 2003 forecast distribution of 6.96 cents per unit with potential for upside, barring unforeseen circumstances.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 420 local and international tenants. With a portfolio made up of three major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8 and Funan The IT Mall, CMT has performed well and exceeded initial forecasts in year 2002.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in South East Asia.

Visit www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For enquiries, please contact:

Analyst Contact
Nathan Parris
CapitaMall Trust Management Limited
DID +65 6239 6856
HP +65 9680 8274
Email: nathan.parris@capitaland.com.sg

Media Contact
Julie Ong
CapitaLand Commercial Limited
DID +65 6239 6751
HP +65 9734 0122
Email: julie.ong@capitaland.com.sg

CapitaMall Trust

Q1 2003
RESULTS PRESENTATION

CapitaMall Trust

17 APRIL 2003

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This Presentation is focused on comparing actual results versus forecasts stated in the CMT Offering Circular (28 June, 2002). This shall be read in conjunction with paragraph 9 of CMT Q1 2003 Financial Statement Masnet announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

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CMT continues to outperform

	Actual	vs.	IPO Forecast	Variance
Distributable Income	S$13.6 mil		S$12.9 mil	5.7%
Net property income	S$16.0 mil		S$15.5 mil	3.6%
Annualised Distribution Per Unit	7.34c		6.96c	5.5%
Rental rates for expiring leases: (1 Jan – 31 Mar 2003)				
• Achieved vs preceding rents				18.3%
• Achieved vs IPO Forecast				11.9%

CMT unit price performance


12
8
4
0
-4
-8
-12
-16
-20
-24
-28
IPO/
16 Jul
6-Aug
28-Aug
18-Sep
9-Oct
30-Oct
21-Nov
13-Dec
7-Jan
28-Jan
20-Feb
13-Mar
3-Apr
Ex-Dividend
CMT
STI
SESPROP
Based on 15 Apr 03
Closing Prices:
CMT + 8.3%
STI - 18.5%
SESPROP - 27.3%
CMT
STI
SESPROP

Source: Bloomberg

Note: STI = Straits Times Index, SESPROP = Singapore Property Equities Index

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82-4507

Distribution statement

AS AT 31 MAR 2003

	Actual S$'000	IPO Forecast S$'000	Variance
Gross revenue	23,381	22,128	5.7%
Less property expenses	(7,332)	(6,642)	10.4%
Total net property income	**16,049**	**15,486**	**3.6%**
Other Income	25	71	(64.8%)
Net interest expenses	(1,747)	(1,857)	(5.9%)
Administrative expenses	(1,560)	(1,621)	(3.8%)
Net income before tax	**12,767**	**12,079**	**5.7%**
Non-tax deductible/(chargeable) items	803	840	(4.4%)
Net distributable income to unitholders	**13,570**	**12,919**	**5.0%**
Distribution per unit	**1.84c**	**1.74c**	**5.5%**
Management Expense Ratio (%)	**0.83%**	**0.87%**	**(4.6%)**

Net property income

YEAR TO DATE 31 MAR 2003



CMT Portfolio
16.0
15.5
3.6%
Tampines Mall
8.0
7.8
2.8%
Junction 8
4.7
4.5
5.7%
Funan The IT Mall
3.3
3.2
2.7%
0
5
10
15
20
S$'m
Actual
IPO Forecast

CapitaMall Trust

82-4507

Balance sheet

AS AT 31 MAR 2003

	S$'000
Investment Properties	935,454
Current Assets	44,996
Total Assets	**980,450**
Current Liabilities	19,447
Non Current Liabilities	211,303
***Less* Total Liabilities**	**250,227**
Net Assets	**749,700**
Unitholders' Funds	**749,700**
Units In Issue	**739,225**

Net Asset Value Per Unit (at listing)	S$0.973
Net Asset Value Per Unit (31 Mar 03)	S$1.010
Adjusted Net Asset Value Per Unit (excluding distributable income)	S$1.000
Current price as at 16 Apr 03	S$1.04
Premium to NAV	**4%**

CapitaMall Trust

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Summary of renewals

1 JAN TO 31 MAR 2003

	No. of Leases	Area (sq ft.)	% of total NLA	Increase over Prospectus (%)	Increase over Preceding Rent (%)
Tampines Mall	5	5,296	1.7%	15.9%	31.3%
Junction 8	18	42,579	17.1%	16.3%	19.2%
Funan The IT Mall	27	13,703	5.5%	2.3%	11.4%
Portfolio	**50**	**61,578**	**7.6%**	**11.9%**	**18.3%**

CapitaMall Trust

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Gross turnover & lease step-ups



% of total
portfolio tenants
100%
80%
60%
40%
20%
0%
Tenants with
Lease
Step-Ups
Tenants
Paying GTO



No. of tenants
300
250
200
150
100
50
0
62%
62%
281
174
199
123
Mar-03 Apr-02
Mar-03 Apr-02
Tenants with
Lease
Step-Ups
Tenants
Paying GTO

Portfolio lease expiry profile

AS AT 31 MAR 2003

	No. of Leases	Net Lettable Area (sq ft.)	Net Lettable Area % of total	Gross Rental Income (S$)	Gross Rental Income % of total
Rest of 2003	126	155,309	19.1	1,125,145	17.0
2004	122	176,856	21.7	1,823,146	27.5
2005	132	210,367	25.8	2,076,867	31.4
2006	53	55,383	6.8	813,126	12.3
Total/Average	**433**	**149,479**	**18.4**	**1,459,571**	**22.1**

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CapitaMall Trust

2003 portfolio lease expiry profile

AS AT 31 MAR 2003

	No. of Leases	Net Lettable Area		Gross Rental Income	
		(sq ft.)	% of total	(S$)	% of total
Tampines Mall	11	7,320	2.3%	170,286	5.2%
Junction 8	24	56,939	22.9%	348,507	19.1%
Funan The IT Mall	91	91,050	36.3%	606,352	39.2%
Total	**126**	**155,309**	**19.1%**	**1,125,145**	**17.0%**

→ **90.9% of gross rental income for 2003 has been locked in by committed leases**

CapitaMall Trust

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2003 asset enhancement update

TAMPINES MALL

	Net lettable area (sf)	Capital expenditure	Start date	Completion date
IPO	8,006	S$5.9 mil	2004	2005
Revised	8,202	S$5.9 mil	Mar 2003	Nov 2003

Gross revenue (net of rental loss from decanted spaces)	S$1.7 mil p.a.
Net property income	S$1.1 mil p.a.
Return on investment	19%
Capital value (assumed at 7% capitalisation rate)	S$15.7 mil
Increase in capital value	S$9.8 mil

2003 asset enhancement update

JUNCTION 8

	Net lettable area (sf)	Capital expenditure	Start date	Completion date
IPO	51,652	S$21.5 mil	2003	2004
Revised	74,434	S$27.0 mil		
Phase 1		*S$15.5 mil*	*May 2003*	*Nov 2003*
Phase 2		*S$11.5 mil*	*Jan 2004*	*Dec 2004*

Gross revenue (net of rental loss from decanted spaces)	S$4.8 mil p.a.
Net property income	S$3.9 mil p.a.
Return on investment	14%
Capital value (assumed at 7% capitalisation rate)	S$55.7 mil
Increase in value (net of investment costs)	S$28.7 mil

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82-4507

MASNET No. 137 OF 17.04.2003
Announcement No. 137

CAPITALAND LIMITED

ANNOUNCEMENT AND PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "FIRST QUARTER FINANCIAL STATEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles") has today announced its financial statements for the three months ended 31 March 2003.

For details, please refer to the announcement and press release posted by Raffles on the SGX website www.sgx.com.sg.

Submitted by Tan Wah Nam, Company Secretary on 17/04/2003 to the SGX

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MASNET No. 58 OF 17.04.2003
Announcement No. 58

Raffles
HOLDINGS RAFFLES HOLDINGS LIMITED

Press Release and First Quarter Financial Statement for the three months ended 31 March 2003

The Company hereby attach the Press Release and First Quarter Financial Statement for the three months ended 31 March 2003.

Press Release.pdf

First Quarter Financial Statement.pdf

Submitted by Emily Chin, Company Secretary on 17/04/2003 to the SGX

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RAFFLES HOLDINGS

RAFFLES HOLDINGS LIMITED

First Quarter Financial Statement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group			Company		
		31 Mar 2003	31 Mar 2002	Incr / (Decr)	31 Mar 2003	31 Mar 2002	Incr / (Decr)
	Note	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	i	**94,621**	**92,663**	2	**3,717**	**3,615**	3
Cost of sales	i	(47,604)	(45,671)	4	-	-	-
Gross profit	i	**47,017**	**46,992**	-	**3,717**	**3,615**	3
Advertising and promotion	ii	(6,891)	(7,057)	(2)	-	-	-
General and administration	ii	(21,971)	(19,683)	12	(1,772)	(1,437)	23
Property and maintenance	ii	(25,542)	(24,953)	2	-	-	-
Exceptional gain	iii	-	8,916	n.m.	-	-	-
Other income		448	553	(19)	-	-	-
Profit on operating activities	iv	**(6,939)**	**4,768**	n.m.	**1,945**	**2,178**	(11)
Share of results of associated companies	v	12,623	9,231	37	-	-	-
Profit before interest and tax		**5,684**	**13,999**	(59)	**1,945**	**2,178**	(11)
Finance income		1,405	1,422	(1)	680	808	(16)
Finance costs		(2,531)	(2,468)	3	(94)	(8)	n.m.
Profit before tax	vi	**4,558**	**12,953**	(65)	**2,531**	**2,978**	(15)
Taxation		(4,269)	(4,961)	(14)	(801)	(920)	(13)
Profit after tax		**289**	**7,992**	(96)	**1,730**	**2,058**	(16)
Minority interests		(39)	(3,688)	(99)	-	-	-
Profit attributable to shareholders	vii	**250**	**4,304**	(94)	**1,730**	**2,058**	(16)

Profit attributable to shareholders (PATMI)

- Operating PATMI	250	(689)	n.m.
- PATMI including exceptional item	250	4,304	(94)

n.m. - not meaningful

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Explanatory Notes

i) Turnover

The major foreign currencies that the Group traded in since the Swissotel acquisition were the Swiss Franc, Euro Dollar, Sterling Pound and US Dollar. Comparing exchange rates of these currencies against the Singapore Dollar as at 31 March of 2003 and 2002, the Swiss Franc and Euro Dollar have appreciated by 17% each and the Sterling Pound has appreciated by 7% while the US Dollar has weakened by 5%.

Resulting from these currencies movements, turnover increased by S$1.9 mil or 2.1% from S$92.7 mil to S$94.6 mil upon translation of the foreign currency denominated revenue into Singapore Dollars, while cost of sales has increased likewise by similar amount. Gross Profit therefore remained substantially the same as the previous corresponding financial period.

ii) Advertising and promotion, general and administration and property and maintenance

These expenses represented the key operating expenses of the Group.

As a result of active cost savings measures taken during the financial period, expenses were S$1.8 mil lower as compared with Q1 2002 when translated at the rates that prevailed at Q1 2002. However, with the appreciation of the foreign currencies against the Singapore Dollar, these expenses upon translation to Singapore Dollars at the rates that prevailed in Q1 2003, recorded an increase of S$2.7 mil instead.

iii) Exceptional gain

There was no exceptional item in Q1 2003.

The exceptional gain before minority interests of S$8.9 mil (S$5.0 mil after minority interests) in Q1 2002 arose from the partial write-back of provision for the carrying value of a piece of land in Shanghai that was divested.

iv) Profit on operating activities

Profit on operating activities was lower by S$11.7 mil due mainly to the absence of the exceptional gain of S$8.9 mil as highlighted in note (iii) above and the translation differences as explained in note (ii) above.

v) Share of results of associated companies

Income derived from associated companies increased by S$3.4 mil from S$9.2 mil to S$12.6 mil mainly due to better performance of Tincel Properties (Private) Limited. In addition, the Group no longer equity account for the losses of an associated company after having fully provided for the diminuition in value of this investment in the financial year ended 31 December 2002.

vi) Profit before tax

Resulting from notes (iv) and (v), the profit before tax was therefore S$8.4 mil lower than the S$13.0 mil recorded in Q1 2002.

vii) Profit attributable to shareholders (PATMI)

The contributors were as follows:

	Group			
	31 Mar 2003	31 Mar 2002	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%
Operating PATMI	0.3	(0.7)	1.0	n.m.
Exceptional gain	-	5.0	(5.0)	n.m.
Profit attributable to shareholders	**0.3**	**4.3**	**(4.0)**	**(94)**

The profit attributable to shareholders on operating activities increased by S$1.0 mil mainly due to the higher share of associated companies' results of S$3.4 mil (note v), which more than offset the higher operating expenses of S$2.7 mil resulting from the translation of foreign currencies to Singapore Dollars (note ii). Overall, profit attributable to shareholders decreased by S$4.0 mil due to the absence of the exceptional gain of S$5.0 mil (after minority interests) that was recorded in Q1 2002 (note iii).

82-4507

Additional Disclosure

	Group		
	31 Mar 2003	31 Mar 2002	Incr / (Decr)
	S$'000	S$'000	%
i) Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	(12,692)	(12,569)	1
Provision for doubtful debts	(67)	(217)	(69)
Net loss on disposal of property, plant and equipment	-	(198)	n.m.
Interest expense	(2,365)	(2,320)	2
Foreign exchange loss	(166)	(148)	12
And crediting			
Interest income	1,405	1,422	(1)
Net gain on disposal of property, plant and equipment	6	-	n.m.
Write-back of provision for doubtful debts	-	668	n.m.

ii) Extraordinary income

Nil

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1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year**

	Group		Company	
	31 Mar 2003	31 Dec 2002	31 Mar 2003	31 Dec 2002
	S$'000	S$'000	S$'000	S$'000
Current assets				
Cash and cash equivalents	113,687	104,684	65,497	77,208
Receivables	50,512	69,477	23,016	22,036
Short-term investments	160,515	158,250	148,250	158,250
Inventories	10,464	10,009	-	-
Other current assets	9,286	3,388	36	25
	344,464	345,808	236,799	257,519
Non-current assets				
Receivables	71,455	69,578	109	113
Other investments and assets	4,885	17,340	109	115
Investment in associated companies	740,458	730,975	371,441	371,441
Investment in subsidiaries	-	-	1,164,884	1,136,436
Investment properties	65,000	65,000	-	-
Property, plant and equipment	1,225,207	1,192,860	20	22
Deferred tax asset	2,149	1,900	-	-
Goodwill	20,094	20,442	-	-
	2,129,248	2,098,095	1,536,563	1,508,127
Total assets	**2,473,712**	**2,443,903**	**1,773,362**	**1,765,646**
Current liabilities				
Trade and other payables	126,738	120,796	4,604	5,117
Provision for income tax	18,769	16,063	7,793	7,835
Borrowings	105,511	119,439	-	-
Provisions	4,660	4,660	4,660	4,660
	255,678	260,958	17,057	17,612
Non-current liabilities				
Borrowings	165,654	151,578	-	-
Provision for deferred tax	25,788	25,100	-	-
Other non-current liabilities	1,448	1,360	904	855
Provisions	17,378	17,378	17,378	17,378
	210,268	195,416	18,282	18,233
Total liabilities	**465,946**	**456,374**	**35,339**	**35,845**
Net assets	**2,007,766**	**1,987,529**	**1,738,023**	**1,729,801**
Share capital and reserves				
Share capital	1,040,000	1,040,000	1,040,000	1,040,000
Reserves	859,486	841,523	698,023	689,801
Interests of shareholders of the Company	1,899,486	1,881,523	1,738,023	1,729,801
Minority interests	108,280	106,006	-	-
	2,007,766	**1,987,529**	**1,738,023**	**1,729,801**
Net tangible assets (Interests of shareholders of the Company less goodwill)	1,879,392	1,861,081	1,738,023	1,729,801

82-4507

Explanatory Notes

The net tangible assets increased by S$18.3 mil to S$1,879.4 mil as at 31 March 2003 as compared to S$1,861.1 mil as at 31 December 2002. This was mainly due to the net translation gain of our net foreign currency denominated assets into Singapore Dollars.

The property, plant and equipment balances increased by S$32.3 mil mainly due to the S$12.8 mil additions and the translation gain partially offset by depreciation in Q1 2003.

The total Group's borrowings increased by S$0.2 mil from S$271.0 to S$271.2 mil. This was the net result of an increase in balances that arose from the translation of foreign currency denominated loans to Singapore Dollars, offset by the repayment of loans of S$11.8 mil. As part of the Group's continuous liabilities management efforts to lock in loans on a longer tenure, the Group's borrowings repayable in one year or less, or on demand decreased by S$13.9 mil while the Group's borrowings repayable after one year increased by S$14.1 mil.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31 Mar 2003		As at 31 Dec 2002	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
66,872	38,639	75,694	43,745

(b) Amount repayable after one year

As at 31 Mar 2003		As at 31 Dec 2002	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
120,654	45,000	106,578	45,000

(c) Details of any collateral

At the end of the financial period, property, plant and equipment with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's overseas subsidiaries:

	Group	
	31 Mar 2003	31 Dec 2002
	S$'000	S$'000
Freehold and leasehold land and buildings mortgaged to banks	425,061	373,161

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1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year**

	Group	
	31 Mar 2003	31 Mar 2002
	S$'000	S$'000
Cash flows from operating activities		
Profit before tax	4,558	12,953
Adjustment for :		
Exceptional gain	-	(8,916)
Depreciation and amortisation charge	12,692	12,569
Foreign exchange loss	(2,877)	(5,942)
Interest expense	2,365	2,320
Interest income	(1,405)	(1,422)
Net (gain) / loss on disposal of property, plant and equipment and other assets	(25)	198
Provision for retirement gratuity	87	128
Provision for diminution in value / write-off of assets	222	-
Provision / (write-back) for doubtful debts	67	(451)
Share of results of associated companies	(12,623)	(9,231)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES	**3,061**	**2,206**
Change in operating assets and liabilities :		
Increase in inventory	(455)	(565)
Decrease in debtors	4,440	5,131
Decrease in creditors	(7,683)	(5,668)
Cash from operations	(637)	1,104
Income tax paid	(1,401)	(430)
NET CASH GENERATED FROM OPERATING ACTIVITIES	(2,038)	674
Cash flows from investing activities		
Interest received from an associated company	2,636	2,636
Other interest received	1,346	1,909
Proceeds from sale of a non-core asset by a subsidiary company	32,258	-
Proceeds from sale of property, plant and equipment and investments	97	28
Return of capital from an associated company	-	353
Maturity / (purchase) of short-term investments	10,000	(56,750)
Purchase of property, plant and equipment and other assets	(12,829)	(7,824)
Subscription of convertible bonds issued by an associated company	(8,000)	-
Payment of professional fees relating to acquisition of subsidiaries	-	(4,413)
NET CASH FROM / (USED) IN INVESTING ACTIVITIES	25,508	(64,061)
Cash flows from financing activities		
Interest paid	(3,278)	(2,673)
Repayments of term loans	(11,833)	(548)
NET CASH USED IN FINANCING ACTIVITIES	(15,111)	(3,221)
Net increase / (decrease) in cash and cash equivalents held	8,359	(66,608)
Cash and cash equivalents at the beginning of the financial period	101,439	240,081
Cash and cash equivalents at the end of the financial period	109,798	173,473

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial period comprised the following:

	Group	
	31 Mar 2003	31 Mar 2002
	S$'000	S$'000
Cash and cash equivalents	113,687	178,334
Less: Bank overdrafts*	(3,889)	(4,861)
Cash and cash equivalents per consolidated cash flow statement	109,798	173,473

* Bank overdrafts form part of the borrowings under current liabilities.

ii) Net cash inflow for the financial period ended 31 March 2003 was S$8.4 mil mainly due to proceeds from the sale of a non-core asset by a subsidiary company, partially offset by repayment of external loans as well as the purchase of property, plant and equipment and other assets.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group

	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained earnings	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Balance as at 1 Jan 2003	1,040,000	105,152	258,287	(42,331)	520,415	1,881,523
Net currency translation adjustment	-	-	-	17,713	-	17,713
Net gains not recognised in income statement	-	-	-	17,713	-	17,713
Net profit after tax	-	-	-	-	250	250
Total recognised gains for the financial period	-	-	-	17,713	250	17,963
Balance as at 31 Mar 2003	1,040,000	105,152	258,287	(24,618)	520,665	1,899,486
Balance as at 1 Jan 2002	1,040,000	105,152	277,344	(61,239)	541,172	1,902,429
Net currency translation adjustment	-	-	-	(7,497)	-	(7,497)
Net losses not recognised in income statement	-	-	-	(7,497)	-	(7,497)
Net profit after tax	-	-	-	-	4,304	4,304
Total recognised (losses) / gains for the financial period	-	-	-	(7,497)	4,304	(3,193)
Balance as at 31 Mar 2002	1,040,000	105,152	277,344	(68,736)	545,476	1,899,236

Explanatory Notes

i) Exchange fluctuation and other reserves increased by S$17.7 mil mainly due to exchange gain on the non-monetary assets of the foreign subsidiaries resulting from the strengthening of the Australian Dollar, Swiss Franc, Euro Dollar and Sterling Pound against the Singapore Dollar partially offset by the weakening of the US Dollar against the Singapore Dollar.

82-4507

Company

	Share capital	Share premium	Exchange fluctuation and other reserves	Retained earnings	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
Balance as at 1 Jan 2003	1,040,000	105,152	17,454	567,195	1,729,801
Net currency translation adjustment	-	-	6,492	-	6,492
Net gains not recognised in income statement	-	-	6,492	-	6,492
Net profit after tax	-	-	-	1,730	1,730
Total recognised gains for the financial period	-	-	6,492	1,730	8,222
Balance as at 31 Mar 2003	1,040,000	105,152	23,946	568,925	1,738,023
Balance as at 1 Jan 2002	1,040,000	105,152	11,731	600,198	1,757,081
Net currency translation adjustment	-	-	(2,770)	-	(2,770)
Net losses not recognised in income statement	-	-	(2,770)	-	(2,770)
Net profit after tax	-	-	-	2,058	2,058
Total recognised (losses) / gains for the financial period	-	-	(2,770)	2,058	(712)
Balance as at 31 Mar 2002	1,040,000	105,152	8,961	602,256	1,756,369

1(d)(i) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There have been no changes to the issued share capital of the Company since 31 December 2002.

Share Options
No new options were granted under the Raffles Holdings Share Option Plan (the "Share Option Plan") during the financial period. No shares of the Company were issued during the financial period by virtue of the exercise of options to take up unissued ordinary shares of the Company. As at 31 March 2003, there were 22,490,700 unissued ordinary shares of S$0.50 each of the Company under Option under the aforesaid Share Option Plan, after accounting for 96,800 share options that were cancelled upon resignation of staff.

Performance Shares
The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company. No new awards of performance shares were made during the financial period. As at 31 March 2003, there were 2,300,000 awards outstanding. Awards granted are only released when the pre-determined targets are achieved. The Group has provided S$115,000 (2002: NIL) in the income statement.

The details of the Performance Share Plan can be found in the 2002 Annual Report.

82-4507

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by the Group's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the financial statements as at 31 December 2002.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Not applicable.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

		Group	
		31 Mar 2003	31 Mar 2002
(a)	Based on the weighted average number of ordinary shares on issue (cents)	0.01	0.21
(b)	On fully diluted basis (cents)	0.01	0.21

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year**

	Group		Company	
	31 Mar 2003	31 Dec 2002	31 Mar 2003	31 Dec 2002
	S$'000	S$'000	S$'000	S$'000
Net asset value* per ordinary share (S$)	0.97	0.96	0.84	0.83

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

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8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

For the first quarter of 2003 (Q1 2003), the Group achieved a net profit attributable to shareholders (PATMI) of S$0.3 mil on a 2.1% increase in turnover. Profit was underpinned by better performance from operations, particularly from its Related Commercial Investment segment. On an operating basis without exceptional items, PATMI grew S$1.0 mil in Q1 2003 over the same period in 2002.

For the first 2 months of 2003, the Group achieved an overall Revenue Per Available Room (RevPAR) of S$127 representing a decline of -1.7% over the same period last year. This compared well against the industry-wide average RevPAR which was reported by Deloitte & Touche Hotel Benchmark Survey and Smith Travel Research to have declined across Europe (-7.7%) and the US (-2.0%), while in the Asia Pacific region, RevPAR registered a small increase (+2.0%) for the same period.

For the whole of Q1 2003, the Group achieved an overall RevPAR of S$129 on an Average Room Rate of S$205 and an Average Occupancy Rate of 62.9%. Based on our "same store" of hotels in Q1 2003, this represented a RevPAR decline of -3.9% compared to Q1 2002. The military conflict in Iraq and the Severe Acute Respiratory Syndrome (SARS) outbreak in the last two weeks of March had severely curtailed international travel. The Group's hotels in Turkey and China and its two hotels in Raffles City Singapore were most impacted by the Iraq conflict and SARS but they continued to perform well relative to their competitive sets. This together with the more diversified earnings base resulting from the Group's recent successful expansion into Europe and the United States gave the Group some resilience in Q1 2003.

(i) Turnover

S$'mil	1st Quarter ended 31 Mar 2003	31 Mar 2002	Incr / (Decr)	%
Hotels & Resorts	94.2	92.4	1.8	2
Related Commercial Investment	0.4	0.3	0.1	33
Total Turnover	**94.6**	**92.7**	**1.9**	**2**

Turnover increased by 2.1% to S$94.6 mil with increases recorded by both the Hotels & Resorts and Related Commercial Investment segments. With the 55% divestment of Tincel Properties (Private) Limited ("Tincel Properties") which owns Raffles City Complex, the Group no longer consolidated the turnover of Tincel Properties and turnover recorded by the Related Commercial Investment segment related to management fee earnings.

Turnover of the Hotels & Resorts segment increased mainly as a result of translation of foreign currency revenue into the reporting currency, the Singapore Dollar. Compared with Q1 2002, the Swiss Franc and Euro Dollar have appreciated by 17% each and the Sterling Pound has appreciated by 7% against the Singapore Dollar. If the effects of exchange rate appreciation were excluded, turnover for the Group would have decreased by S$4.4 mil mainly as a result of contraction of travel and hospitality demands arising from a weak global economy which was further disrupted by the Iraq war and SARS outbreak in the second half of March.

(ii) Profitability

S$'mil	1st Quarter ended			
	31 Mar 2003	31 Mar 2002	Incr / (Decr)	%
Earnings before interest, tax, depreciation and amortisation (EBITDA)				
Hotels & Resorts (Note 1)	9.3	11.1	(1.8)	(16)
Related Commercial Investment (Note 2)	9.1	6.6	2.5	38
Exceptional gain	-	8.9	(8.9)	n.m.
Unallocated	1.4	1.4	-	-
Total EBITDA	**19.8**	**28.0**	**(8.2)**	**(29)**
Comprising:				
Operating EBITDA	19.8	19.1	0.7	4
Exceptional gain	-	8.9	(8.9)	n.m.
Profit after tax and minority interests attributable to shareholders (PATMI)	**0.3**	**4.3**	**(4.0)**	**(94)**
Comprising:				
Operating PATMI	0.3	(0.7)	1.0	n.m.
Exceptional gain	-	5.0	(5.0)	n.m.

Notes:

(1) Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels Pte Ltd to Tincel Properties.

(2) Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and commercial segments. This was principally the net retail shops and commercial offices rental income for Raffles City Shopping Centre and Raffles City Tower.

For Q1 2003, the Group achieved earnings before interest, tax, depreciation and amortisation (EBITDA) of S$19.8 mil and profit after tax and minority interests attributable to shareholders (PATMI) of S$0.3 mil.

On an operating basis without exceptional item, EBITDA grew S$0.7 mil to S$19.8 mil and PATMI improved by S$1.0 mil in Q1 2003 over Q1 2002. The improvement in contributions from operations was due to better performance of the Related Commercial Investment segment. Contributions from Hotels & Resorts segment was lower due to lower turnover which was partly mitigated by lower expenses due to stringent cost containment measures.

Overall PATMI was lower as there was no exceptional gain in Q1 2003 compared to an exceptional gain of S$5.0 mil in Q1 2002.

(iii) Review of operating performance

The Group started the year with its continual push on its cost containment programs and top-line initiatives which yielded results. With the business disruptions in March, the Group immediately responded by further measures to manage costs and improve efficiency including cutting back on non-critical services, reducing staffing costs, reviewing F&B operations to improve yield and implementing accelerated vacation and no-pay leave. In terms of management of the SARS situation, the Group's hotels had rolled out systems and procedures to ensure that the highest standards of hygiene and cleanliness were stringently adopted and accurate and timely information were disseminated to staff to ensure proper communication and management of guests.

The Group regularly collects performance data through informal consensus and industry database. The performance of the Group's hotels against their competitive sets are set out below.

Raffles Hotels & Resorts

The Group's portfolio comprised 8 Raffles hotels and resorts, of which 7 were wholly or majority owned. Four Raffles hotels are located in Asia-Pacific, 1 in the United States, and 3 in Europe. The Group's Raffles hotels closed with a RevPAR of S$159 for Q1 2003, unchanged from Q1 2002.

In Singapore, Raffles Hotel achieved a RevPAR growth of 1.1% in Q1 2003 over Q1 2002 while its competitive set declined 13.3%. Over the same period, Raffles The Plaza experienced a RevPAR decline of 4.1% while its competitive set saw a 15.9% decline. The strong performance of Raffles Hotel and Raffles The Plaza, Singapore, in February continued into early March, with the combined occupancy of both hotels averaging at 72.0% in the first week of March. With the onset of the Iraq war and SARS in mid March, the occupancies of both hotels dropped to an average of 47.5% over the last two weeks of March. Both hotels however have been less impacted than their respective competitive sets.

In Cambodia, the hotel market had become more competitive as a result of increased room supply. In Siem Reap, Raffles Grand Hotel d'Angkor, continued to maintain its number 1 positioning with a RevPAR premium of 132.9% over its competitive set in Q1 2003. In Phnom Penh, Raffles Hotel Le Royal's RevPAR increased 21.3% in Q1 2003 over Q1 2002 and led its competitive set with a RevPAR premium of 24.0%.

Against a weak German economy and lower lodging demand, Raffles Hotel Vier Jahreszeiten led its competitive set with a strong RevPAR premium of 33.6% in Q1 2003. For the period Q1 2003 over Q1 2002, Raffles Hotel Vier Jahreszeiten saw a RevPAR decline of 3.5% compared to its competitive set's decline of 5.1%.

In Switzerland, Le Montreux Palace, maintained its number 1 position, achieving a RevPAR premium of 24.6% over its competitive set in Q1 2003. The hotel saw a 6.6% RevPAR decline while that of its competitive set declined 25.2% in Q1 2003 over Q1 2002.

In London, the expected recovery of the hotel market did not materialize in the first 2 months of 2003. In Q1 2003, Raffles Browns Hotel's RevPAR declined 2.8% compared to its competitive set decline of 21.7% over the same period last year. Raffles Browns Hotel also improved its RevPAR ranking from 6th position to 3rd position.

In the United States, the RevPAR of Raffles L'Ermitage's competitive set of luxury hotels declined 2.7% for the first two months of 2003. The RevPAR for Raffles L'Ermitage Beverly Hills similarly declined and was at a discount of 6.6% to its competitive set.

Swissotel & Merchant Court Hotels

The Group's Swissotel and Merchant Court portfolio comprised 23 hotels, of which 5 were wholly or majority owned and 2 were leased properties. Six of the Swissotel and Merchant Court hotels are located in Asia-Pacific, 6 in the United States and 11 in Europe. The Group's Swissotel and Merchant Court hotels closed with a RevPAR of S$122 in Q1 2003. Based on our "same store" of hotels in Q1 2003, this represented a RevPAR decline of 5.2% compared with Q1 2002.

In Singapore, both Swissotel Merchant Court, and Swissotel The Stamford, achieved RevPAR premiums over their competitive sets of 4.6% and 4.2%, respectively, in Q1 2003. Swissotel Merchant Court also improved its RevPAR ranking from 4th position in Q1 2002 to 3rd position in Q1 2003. The high occupancy which Swissotel The Stamford and Swissotel Merchant Court Singapore experienced in February continued into the first two weeks of March, with the combined occupancy of both hotels averaging at 78.9%. The occupancy dropped to an average of 60.3% in the last week of March, following the war and SARS outbreak.

In China, in Q1 2003, Swissotel Dalian achieved a RevPAR growth of 2.7% while its competitive set declined 2.8% over Q1 2002. Swissotel Dalian maintained its number 1 RevPAR position, with a RevPAR premium of 30.4% over its competitive set. Swissotel Beijing achieved a RevPAR increase of 8.2% over Q1 2002 compared with its competitive set increase of 5.6%.

In Thailand, in Q1 2003, Merchant Court Hotel Bangkok performed better than its competitive set with a RevPAR growth of 2.7% over Q1 2002 compared to its competitive set which declined 26.0%.

In Australia, Merchant Court Hotel Sydney outperformed its competitive set with a RevPAR growth of 27.7% in Q1 2003 over Q1 2002 compared to its competitive set increase of 6.8%. MCH Sydney's RevPAR ranking improved from 6th position to 4th position over the same period.

The continued weakness of the United States economy, tightening of corporate budgets and the decline in international travel had impacted the performance of the United States lodging industry in Q1 2003. In Q1 2003, RevPAR of Swissotel New York declined 11.4% over Q1 2002 compared to its competitive set decline of 9.8%. RevPAR for Swissotel Atlanta declined 7.1% compared to the decline of 10.7% experienced by its competitive set. In Q1 2003, Swissotel Chicago achieved a RevPAR growth of 9.6% over Q1 2002, while its competitive set increased 12.4%. Swissotel Boston achieved a RevPAR premium of 6.2% over its competitive set in Q1 2003.

In Q1 2003, Swissotel Quito achieved a RevPAR growth of 12.8% over Q1 2002, compared with its competitive set increase of 7.2%. Swissotel Lima saw a RevPAR decline of 7.3% while its competitive set declined 4.1% in Q1 2003 over Q1 2002. Swissotel Quito and Swissotel Lima continued to enjoy a RevPAR premium over their respective competitive set.

In Germany, the Group's hotels fared well relative to their competitive sets. In Q1 2003, Swissotel Dusseldorf RevPAR declined 7.0% while that of its competitive set declined 16.8% over Q1 2002. The hotel led its competitive set with a strong RevPAR premium of 24.7% in Q1 2003. Swissotel Berlin experienced a 6.6% RevPAR growth over Q1 2002 while its competitive set declined 17.0%.

In London, the RevPAR for Swissotel The Howard declined 11.7% in Q1 2003 over Q1 2002 while its competitive set declined 14.9%.

In Switzerland, the RevPAR of Swissotel Basel declined 5.0% in Q1 2003 over Q1 2002 while its competitive set declined 11.8%. Swissotel Geneva performed better than its competitive set with a RevPAR growth of 6.3% in Q1 2003 over Q1 2002 compared to the decline of 9.6% experienced by its competitive set. In Q1 2003, the RevPAR for Swissotel Zurich declined over Q1 2002 and traded at a marginal discount to its competitive set.

In Q1 2003, Swissotel Amsterdam saw a RevPAR decline of 1.2% over Q1 2002 compared to its competitive set's RevPAR decline of 7.0%. Swissotel Amsterdam led its competitive set with a RevPAR premium of 11.2%.

The operating conditions in Turkey were difficult due to its close proximity to the war zone. For Q1 2003 over Q1 2002, the RevPAR of Swissotel Istanbul declined 9.4%, in line with its competitive set. In Q1 2003, Swissotel Istanbul led its competitive set with a RevPAR premium of 31.1%. The RevPAR of the 57-room Swissotel Gocek declined 23.6% in Q1 2003 over Q1 2002.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In its full year 2002 results announcement, it was stated that:

"In line with the economic and industry outlook, the Group expects operating conditions to remain challenging in 2003. Performance of operations in 2003 is expected to remain flat compared with 2002. The Group expects to be profitable for Q1 2003 and for the whole year. This has not factored in any potential outbreak of hostile actions which would disrupt global economic growth, international travel and the lodging industry."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

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10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Market outlook

The war in Iraq and outbreak of SARS in several countries in the second half of March 2003 have adversely impacted the already weakened demand for international travel and lodging. Many airlines have announced reductions in scheduled flights while many hotels in SARS-affected countries have reported postponement of corporate events and declines in occupancy since the outbreak. The outlook remains unclear as these events unfold themselves in the coming months and there is a general lack of forward visibility for the whole of the hospitality industry globally.

The key focus for the Group in the coming months is to continue to stringently manage costs and improve efficiency to weather the current business disruptions. It will very selectively pursue tactical sales and marketing action plans, like tapping domestic travel and intra-regional business, to replace anticipated declines from traditional international travel markets. The Group will also on a selective basis, pursue accretive growth opportunities that may be thrown up in its core hotel business in targetted key international destinations, leveraging on its strong balance sheet.

Outlook for the next reporting period and full year 2003

As a result of the significant deterioration in operating conditions stemming from the Iraq war and SARS, it is currently difficult to accurately predict their flow through impact on business and the timing and impact of any recovery. In line with the current global economic and hospitality industry outlook, the Group expects operating conditions to remain very difficult in 2003. The Group expects Q2 2003 to be significantly affected by the effects of the Iraq war and SARS and performance of operations for the whole of 2003 to be lower compared with 2002.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date payable

NA

(d) Books closure date

NA

12. If no dividend has been declared / recommended, a statement to that effect

NA

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13. **Interested persons transactions disclosure pursuant to Shareholders' Mandate***

Interested Party	Aggregate value of all interested person transactions during the financial period under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested person transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Group	-	1,987
Temasek Group	-	700
Total	-	2,687

* As renewed at Annual General Meeting on 16 April 2002. A new Shareholders' Mandate was approved at Annual General Meeting on 16 April 2003.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
17 April 2003

824507

Raffles HOLDINGS

Press Release on Financial Statements for the three months ended 31 March 2003

- **RAFFLES HOLDINGS ACHIEVED BETTER PERFORMANCE FROM OPERATIONS DESPITE CHALLENGING CONDITIONS**

FINANCIAL HIGHLIGHTS

(S$ million)	First Quarter 2003 (Q1 2003)	First Quarter 2002 (Q1 2002)
Turnover	94.6	92.7
Earnings before interest, taxes, depreciation and amortisation (EBITDA)		
- Operating EBITDA	19.8	19.1
- EBITDA including exceptional item	19.8	28.0
Profit attributable to shareholders (PATMI)		
- Operating PATMI	0.3	(0.7)
- PATMI including exceptional item	0.3	4.3

- **ACHIEVED PATMI OF S$0.3M ON 2% INCREASE IN TURNOVER FOR Q1 2003**

  - On an operating basis (without exceptional item):

    * EBITDA grew by S$0.7m to S$19.8m; and

    * PATMI improved by S$0.9m

    over Q1 2002.

- Overall PATMI was lower as there was no exceptional gain in Q1 2003 compared to a net exceptional gain of S$5.0m in Q1 2002.

- **SWIFT RESPONSE TO MITIGATE BUSINESS DISRUPTIONS**
  - "The Group started the year with its continued push to manage cost and drive top-line which yielded positive results.
  - In response to the business disruptions arising from the Iraq war and SARS outbreak in March, the Group responded swiftly with further measures to reduce costs and improve efficiency.
  - In the management of the SARS outbreak, the Group's hotels have rolled out systems and procedures to ensure the stringent adoption of the highest standard of hygiene and cleanliness and the proper management and care of our guests."

  Jennie Chua, President & CEO, Raffles Holdings Limited

- **THE GROUP'S PERFORMANCE HELD STEADY DESPITE CHALLENGING CONDITIONS**
  - "Despite the challenging operating conditions, the Group's hotels continued to perform well relative to their competitive sets.
  - This together with the more diversified earnings base resulting from the Group's recent successful expansion into Europe and the United States gave the Group some resilience in Q1 2003.
  - Going forward, the Group expects operating conditions to remain very difficult in 2003 in line with the current global economic and hospitality industry outlook."

  Cheng Wai Keung, Chairman, Raffles Holdings Limited

****

82-4507

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 33 major destinations across Asia, Australia, Europe, North America and South America.

Raffles Holdings has a hotel management subsidiary, Raffles International Limited. Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

The Group's portfolio of hotels are marketed under two brands. The "Raffles Hotels & Resorts" brand distinguishes itself by the highest standards of products and services available in major cities on an international level. These include the legendary Raffles Hotel, Singapore, Raffles Brown's Hotel, London, Raffles Hotel Vier Jahreszeiten, Hamburg, Raffles L'Ermitage Beverly Hills, California and Le Montreux Palace, Montreux. The "Swissôtel and Merchant Court Hotels" brand offers quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveler, with an emphasis on quality and comfort. Under the Swissôtel and Merchant Court Hotels brand, the Group owns and manages 26 hotels in 25 destinations.

About CapitaLand Limited

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

For more information, please contact:

Lim Li Chuen (Ms)
Director, Investor Relations
Raffles Holdings Limited
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: lim.lichuen@raffles.com

Or visit our website at www.rafflesholdings.com

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Appendix A

HOTEL PORTFOLIO

Raffles Hotels & Resorts – 2,530 Rooms and Suites

Raffles Hotel, Singapore	103
Raffles The Plaza, Singapore	783
RafflesGrand Hotel d'Angkor, Siem Reap, Cambodia	131
Raffles Hotel Le Royal, Phnom Penh, Cambodia	210
Raffles L'Ermitage Beverly Hills, Los Angeles, USA	124
Raffles Hotel Vier Jahreszeiten, Hamburg, Germany	156
Raffles Brown's Hotel, London, England	118
Le Montreux Palace, Montreux, Switzerland	235
Raffles Resort Bali at Jimbaran, Indonesia (under development)	210
Raffles Resort Bintan, Indonesia (under development)	300
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain (under development)	160

Swissôtel – 10,146 Rooms and Suites

Swissôtel The Stamford, Singapore	1,263
Swissôtel Merchant Court Hotel, Singapore	476
Merchant Court Hotel, Sydney, Australia	361
Merchant Court at Le Concorde, Bangkok, Thailand	410
Swissôtel Beijing, China	462
Swissôtel Dalian, China	415
Swissôtel Osaka Nankai, Japan	548
Swissôtel Atlanta, USA	365
Swissôtel Boston, USA	501
Swissôtel Chicago, USA	632
Swissôtel New York, The Drake, USA	495
Swissôtel Washington, The Watergate, USA*	251
Swissôtel Lima, Peru	244
Swissôtel Quito, Ecuador	250
Swissôtel Basel, Switzerland	238
Swissôtel Dusseldorf, Germany	246
Swissôtel Geneva, Metropole, Switzerland	128
Swissôtel London, The Howard, England	156
Swissôtel Zurich, Switzerland	347
Swissôtel Gocek, Turkey	557
Swissôtel Istanbul, The Bosphorus, Turkey	567
Swissôtel Amsterdam, The Netherlands (Leased)	106
Swissôtel Berlin, Germany (Leased)	316
Swissôtel Frankfurt, Germany (under development)	285
Swissôtel Izmir (under development)	174
Swissôtel Bursa (under development)	353

* under marketing representation

82-4507

MASNET No. 112 OF 22.04.2003
Announcement No. 112

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Response to Business Times' article of 22 April 2003 titled "Tooth Fairy for Raffles ?"

The Company's response to Business Times on the captioned article is hereby attached for information.

Reply to BT 22 Apr 03 - Masnet.pdf

Submitted by Emily Chin, Company Secretary on 22/04/2003 to the SGX

82-4507

Raffles HOLDINGS

2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882

Telephone: (65) 6339 8377
Fax: (65) 6339 2912
www.rafflesholdings.com

THIS IS BEING SENT VIA EMAIL AND FAX

22 April 2003

Mr Alvin Tay
The Editor
The Business Times
c/o Singapore Press Holdings
No. 1000 Toa Payoh North Podium, Level 3
Singapore 318944

Dear Mr Tay

We refer to Lee Han Shih's article titled *"Tooth fairy for Raffles?"* dated 22 April 2003.

The various points raised in the article are explained if one should read the relevant sections of Raffles Holdings' ("the Group") first quarter results ("Q1 2003") announcement.

The Group's Q1 2003 results announcement contained full disclosure on the performance and profitability of its two key segments - the core Hotels & Resorts segment and Related Commercial Investment segment. This was supplemented by detailed discussions on the operating performance of each hotel grouped according to the two brands (Raffles and Swissôtel). This information is in pages 10 to 13 of the announcement. The Q1 2003 announcement also included a comprehensive and detailed cash flow statement together with explanatory notes in pages 6 to 8.

It is superfluous for the article to continue to insist on focusing on the performance of the original Swissôtel portfolio 22 months after its acquisition. The portfolio has since been fully integrated into the Group with acquired hotels re-branded as Raffles and vice versa and several management contracts of new hotels having been added to the Group's overall hotel business. On the performance of the Swissôtel portfolio, the Group has provided financial targets including expected synergies savings when it announced this acquisition in June 2001. The Group continued to provide updates on the achievement of these targets in its regular results announcements and gave a final update that the Group has successfully integrated the Swissôtel portfolio and achieved its targeted synergies savings in its announcement on 31 December 2002.

It is therefore more meaningful to report on the performance of its Hotels & Resorts segment and of its each individual hotel to give investors full information to make their own informed decisions. The Group has consistently provided these information in its results announcements which provide more details and transparency than would normally be disclosed in the hospitality industry.

The Q1 2003 cash flow statement clearly showed that the Group generated $3.1m positive cash flow before working capital changes. This position was arrived at after accounting for all operating expenses including overheads. The changes to working capital for the quarter included a one-off tax payment arising from a prior year additional tax assessment and a large payment to creditors as the Group was able to defer more payments which fell due in Q4 2002 to Q1 2003. We also wish to highlight that the Group has been generating positive cash flow from operations since its listing in 1999.

..../2

With regards cash flow from investing activities, it must be emphasized that the Group exercises strict control over its investment and capital expenditures. The Group imposes strict financial discipline where each hotel has to either fund its capital expenditure from its operating cash flow or its own source of funds before it can embark on a project.

The observation in the article that Q1 2003 cash flow statement included a cash receipt of $32m arising from divestment of a non-core asset which more than funded the $13m new investment underscores this financial discipline. This is also in line with the Group's overall strategy of disposing non-core assets to reinvest in its core hotel business to stay focused on its core business. The Group's investment activities in Q1 2003 generated a net positive cash flow of $25m.

The article ignored the important fact that for Q1 2003, the Group generated an overall net increase in cash of $8.4m which increased the Group's cash and cash equivalent balance at the end of March to a healthy $109.8m. This is real cash balance and not EBITDA as suggested by the article. In addition to the strong cash balance, Group's current net debt to equity ratio on its balance sheet stands at 0.09, which is extremely healthy.

We wish to highlight that Raffles Holdings has consistently practice high standards of disclosure and transparency and provided full disclosure of details of its profitability and cash flow in all its results announcements, including its Q1 2003 announcement. In fact, we are most pleased to note that in recognition of the Group's emphasis on good disclosure practices in its financial statements, Business Times in March 2003 ranked Raffles Holdings a joint third in its Corporate Transparency Index. The Securities Investors Association (Singapore) has also awarded Raffles Holdings the Most Transparent Company award for the hotel category for 3 years running from 2000 to 2002. The Company will continue to maintain its good disclosure standards.

Yours sincerely
RAFFLES HOLDINGS LIMITED

Emily Chin
Company Secretary

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

COMPLETION OF THE ACQUISITION OF ADDITIONAL 40% INTEREST IN SHANGHAI XIN WEI PROPERTY DEVELOPMENT CO., LTD

On 29 November 2002, the Board of Directors of The Ascott Group Limited (the "Company") announced that the Company's indirect wholly owned subsidiary, Glenwood Properties Pte Ltd, has signed an agreement to purchase 40% interest in Shanghai Xin Wei Property Development Co., Ltd from Shanghai Hua Wei Property Development Co., Ltd, a party unrelated to the Company. The Company wishes to further announce that the transaction has been completed today.

By Order of the Board
Shan Tjio
Company Secretary
23 April 2003

82-4507

MASNET No. 77 OF 23.04.2003
Announcement No. 77

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "COMPLETION OF THE ACQUISITION OF ADDITIONAL 40% INTEREST IN SHANGHAI XIN WEI PROPERTY DEVELOPMENT CO., LTD" AND "EXECUTIVE COMMITTEE"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued announcements on the above matter. Attached Ascott's announcements are for information.

Somerset XuHui-Completion.p   EXCO - KTK.pdf

Submitted by Tan Wah Nam, Company Secretary on 23/04/2003 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

EXECUTIVE COMMITTEE

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the resignation of Mr. Kee Teck Koon as a member of the Company's Executive Committee, which will take effect from 30 April 2003. Mr. Kee remains as a Director of the Company.

With the above resignation, the Executive Committee will comprise the following members :-

1. Mr. Liew Mun Leong – Chairman
2. Mr. Eugene Paul Lai Chin Look
3. Mr. Goh Hup Jin
4. Mr. Lim Jit Poh
5. Mr. Lui Chong Chee

By order of the Board
Shan Tjio
Company Secretary
23 April 2003

MASNET No. 76 OF 23.04.2003
Announcement No. 76

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "FIRST QUARTER FINANCIAL STATEMENT"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today announced its unaudited results for the first quarter ended 31 March 2003.

For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.

Submitted by Tan Wah Nam, Company Secretary on 23/04/2003 to the SGX

82-4507

MASNET No. 109 OF 22.04.2003
Announcement No. 109

CAPITALAND LIMITED

EXERCISE OF CALL OPTION IN RESPECT OF CLOVER PROPERTIES PTE LTD

Further to the announcement on 17 April 2003 relating to the exercise of the call option by Birchvest Investments Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand Limited (the "Company"), in respect of the entire issued share capital of Clover Properties Pte Ltd (the "Transaction"), the Company is pleased to announce that the Singapore Exchange Securities Trading Limited ("SGX-ST") has approved the Company's application for a waiver of the requirement to obtain shareholders' approval for the Transaction under Rule 1014 of the SGX-ST Listing Manual.

By Order of the Board

Tan Wah Nam
Company Secretary
22 April 2003

Submitted by Tan Wah Nam, Company Secretary on 22/04/2003 to the SGX

82-4507

CAPITALAND LIMITED

Securitisation of The Waterina – Listing of the Notes issued by Aragorn Investment Corporation Limited

CapitaLand Limited ("CapitaLand") wishes to announce that it has been informed by Aragorn Investment Corporation Limited ("Aragorn" or the "Company") that the Company has been granted in-principle approval by the Singapore Exchange Securities Trading Limited for the listing of the Class A1 Notes and Class A2 Notes (collectively, the "Notes") on 23 April 2003. The Notes were issued by Aragorn in connection with the securitisation of sale receivables from CapitaLand's The Waterina condominium project (the "Securitisation Transaction").

Approval has also been obtained for the listing of the Notes on the Luxembourg Stock Exchange on 23 April 2003.

The completion of the Securitisation Transaction, which was announced on 23 December 2002, has enabled CapitaLand to bring forward cash flows from the deferred payment scheme offered for The Waterina condominium project.

A copy of the announcement dated 22 April 2003 by Aragorn is attached for information.

By Order of the Board

Tan Wah Nam
Company Secretary
22 April 2003

aragorn annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 22/04/2003 to the SGX

82-4507

ARAGORN INVESTMENT CORPORATION LIMITED

Listing of the Class A1 Notes and Class A2 Notes on the Singapore Exchange Securities Trading Limited and the Luxembourg Stock Exchange

In-principle approval has been granted by the Singapore Exchange Securities Trading Limited ("SGX-ST") for the listing on 23 April 2003 of the Class A1 Notes and Class A2 Notes (collectively, the "Notes") issued by Aragorn Investment Corporation Limited. The above in-principle approval and the listing of the Notes on the SGX-ST is not to be taken as an indication of the merits of Aragorn Investment Corporation Limited, the Notes or the issue of the Notes.

Approval has also been obtained for the listing of the Class A1 Notes and Class A2 Notes on the Luxembourg Stock Exchange on 23 April 2003.

82-4507

MASNET No. 106 OF 22.04.2003
Announcement No. 106

CAPITALAND LIMITED

DATE OF RELEASE OF FIRST QUARTER 2003 FINANCIAL RESULTS

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand will release its financial results for the three months ended 31 March 2003 on Friday, 25 April 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
22 April 2003

Submitted by Tan Wah Nam, Company Secretary on 22/04/2003 to the SGX

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "CHAIRMAN'S ADDRESS AT 2003 ANNUAL GENERAL MEETING"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Australand.pdf

Submitted by Tan Wah Nam, Company Secretary on 22/04/2003 (DD/MM/YYYY) to the SGX

03 JUN -2 AM 7:21

82-4507

Australand Holdings Limited

2003 ANNUAL GENERAL MEETING
TUESDAY, 22 APRIL 2003

CHAIRMAN'S ADDRESS

Ladies and Gentlemen, I am pleased to deliver the Chairman's address for Australand Holdings for the 2002 year.

1. Profit

As disclosed to the Australian and Singapore Stock Exchanges in early February, Australand achieved its sixth straight year of profit growth when it reported a Net Profit After Tax of $90.4 million for the 12 months to December 31, 2002. The increase in Net Profit After Tax of 11.1% on gross revenue of $1.1579 billion delivered an increase in earnings per share of 4.4%, after taking into account the issue of an additional 38.95 million ordinary shares in March 2002.

2. Dividends

Dividends for the year were maintained at 12 cents per ordinary share and a final fully franked dividend of 3 cents per ordinary share was paid in February 2003.

Directors expect to continue to pay annual dividends totalling 12 cents per share on a quarterly basis. It is likely that dividends will continue to be fully franked throughout 2003.

3. Land & Housing Division

The increase in the pre-tax profit margin of the Land & Housing Division, from 9.4% to 18.4%, was a contributing factor to the 45% increase in the Division's profit from $55.1 million to $79.7 million.

Although the level of land development activity in the Sydney business unit has fallen slightly in recent years, the substantial increase in working capital allocated to the Group's Melbourne business unit generated additional profit that more than offset the reduction in the Sydney business unit contribution.

The establishment of a co-venture entity with Colonial First State's Opportunistic Property Fund to undertake the development of a project at Lidcombe (750 dwellings) and a residential subdivision at Point Cook of 1588 residential lots, is part of a broader plan to improve the Group's capital management. Large Land & Housing development projects, particularly those with peak funding requirements in excess of $40 million, will be usually undertaken via joint ventures.

Development sites with an aggregate value of $73.7 million acquired during 2002, will add to the Division's already substantial profit generation capacity, bolstered via a higher than usual level of acquisitions during 2001.

Although demand for the Group's land and housing projects remains strong, divisional profit for 2003 may be slightly below the record 2002 result, because the result will be more influenced by the timing of planning approvals than consumer demand.

4. Apartments Division

The Apartments Division's 2002 profitability was constrained by approval and construction delays, insofar as some of its Sydney projects were concerned, and by the write-down of the carrying value of the Group's Trenerry Mews project in the Melbourne suburb of Collingwood.

The pre-tax operating profit of $26.6 million was generated from the sale of apartments with an aggregate value of $461 million. 100% of the revenue and profit was brought to account in respect of 232 apartments and varying proportions of revenue and profit were brought to account in respect of another 1021 pre-sold apartments, which were more than 50% complete at balance date.

The Division generated substantial pre-sales which had an aggregate value in excess of $600 million, at 31/12/02, in respect of wholly owned projects for which no revenue or profit has been taken to account. Pre-sales with an aggregate value in excess of $50 million were also held in respect of joint venture projects.

The demand for well-located, owner-occupier apartments in Sydney remains strong with most of the 135 apartments in the Group's Glebe Harbour project, which has an average price of $1.17 million, being sold within three weeks of being released for sale. Demand for South-East Queensland apartment projects also remains strong, but weaker market sentiment has reduced sales rates in respect of some Melbourne projects.

Management anticipates that the Division's EBIT 2003 profit will be above last year's results. The profit contributions from new projects, combined with the ongoing construction of the Division's larger developments, should also enable the Division to sustain its profitability through 2004.

Wholly owned development sites with an aggregate value of $63 million were acquired in Brisbane and Sydney during 2002. Co-venture entities also purchased apartment development sites with an aggregate value of $59 million, during the year.

5. Commercial & Industrial Division

While reportable revenue for 2002 of $255.9 million was below the corresponding 2001 figure, the pre-tax operating profit of $25 million was slightly higher, because of an improvement in margins.

The improvement in margins during 2002 was principally due to a higher proportionate contribution of commercial office development, which generates higher margins than industrial development.

During the year, substantial pre-commitments were negotiated in respect of more than 150,000 sq.metres of industrial space and 50,000 sq.metres of commercial space and the Division's committed forward revenue base was in excess of $450 million at the end of 2002.

Agreement in principle has been reached for the sale of Australand's 50% interest in the King Street Wharf office tower and a 50% interest in the Freshwater office tower to a major investor, subject to the finalisation of due diligence by the purchaser during the next 3-4 weeks. The total sale price for the two 50% interests in the office buildings, currently under construction, will be paid progressively in line with construction progress. The profit generated by the King Street Wharf office tower, leased to accounting firm KPMG, will emerge during 2003 and the Freshwater commercial tower, substantially pre-leased to accounting firm PricewaterhouseCoopers, will generate reportable profit during 2003 and 2004.

Although it had been intended to place both 50% interests in the Freshwater and King Street Wharf office towers, in an Australand wholesale trust, directors believe that the sale of the properties to an investor may produce a better overall outcome for shareholders.

During 2003, Australand will deliver 9,000 sqm of office space to TNT and 13,500 sqm of office space to Qantas at Mascot, 16,880 sqm of office space to Nestle and 12,000 sqm of office space to Unisys at Rhodes. Australand intends to identify additional Sydney business park opportunities during 2003 to ensure that it can continue to service this market segment from 2004 onwards.

The demand for purpose-built industrial premises in Sydney and Melbourne continues to be strong and new pre-commitments with a total floor area of approximately 70,000 sq.metres have been already negotiated this year. Provided that approvals for the development of the Group's Wonderland Business Park are received on time, additional industrial pre-commitments should be able to be generated by this project during 2003.

In addition to its industrial pre-lease activity, Australand has also negotiated agreements with the institutional fund manager, ING, to progressively develop industrial facilities in the Sydney suburbs of Botany, Granville and Minto with a total net lettable area of 220,000 sq.metres.

Management expects that the Division's 2003 profit will be 10 – 15% above its 2002 result, assisted by the historically high committed forward revenue base, at the beginning of 2003, of $450 million.

6. Wholesale Property Trusts

Australand's first two Wholesale Trusts are delivering annualised total returns substantially in excess of those forecast in the Information Memoranda provided to prospective investors.

It is expected that Australand's third Wholesale Property Trust will also deliver above forecast returns, once construction of the buildings to be held by this Trust is complete in October/November 2003.

The total value of assets held by these three Trusts will be approximately $550 million when the construction programme for the third Property Trust is completed.

Australand holds between 10 – 20% of the equity in each of these Trusts and intends to hold similar interests in future Wholesale Trusts.

Australand will be preserving its opportunity to eventually hold the remaining 50% of the Freshwater office tower, via the creation of a wholesale trust vehicle, during the June quarter 2003. It is anticipated that Australand will have call options over its co-investors' units exercisable in approximately, four to five years time.

A fifth Wholesale Trust will be established later this year to hold the Qantas office building being developed at Mascot, as well as a number of other Sydney and Melbourne pre-committed industrial projects.

7. Stapling

Management has been continuing to evaluate the detailed arrangements for stapling the units in the first three Wholesale Property Trusts to Australand's ordinary shares. Discussions have commenced with the Australian Tax Office seeking rulings in relation to the proposed capital structure for the stapled entity and further advice is being provided by investment bankers, accountants and lawyers to ensure that the interests of all shareholders and unitholders are properly addressed.

Although a definitive strategy has yet to be adopted by the Board, the company expects to execute its stapling strategy in respect of its first three Trusts, possibly in two stages, by mid-2004.

Obviously, Australand's stapling strategy will require the support of the majority of Australand's shareholders and the agreement of the relevant Wholesale Property Trust unitholders.

8. 2003 Profit Outlook

During the March quarter, the Group generated profit and revenue equivalent to approximately 16% of its anticipated full year result. This is a slightly higher than usual level of profit emergence for the March quarter, which normally delivers a lower proportionate contribution, than the remaining three-quarters of the year.

Continuance of good profit margins and sustained demand in most segments of the land and housing sector, together with an historically high level of apartment pre-sales and pre-committed commercial and industrial projects, should enable the Group to deliver a 2003 net profit after tax, slightly above its 2002 result.

The quality of the Group's asset base and ongoing contributions from substantial projects across all 3 divisions should enable the Group to deliver further profit increases in 2004.

Thank you for your attention.

82-4507

MASNET No. 108 OF 22.04.2003
Announcement No. 108

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – (A) OUTCOME OF RESOLUTIONS PUT TO ANNUAL GENERAL MEETING AND (B) DECLARATION OF INTERIM DIVIDEND

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued announcements on the above matters. Attached AHL's announcements are for information.

Australand - AGM.pdf Australand - interim dividend.p

Submitted by Tan Wah Nam, Company Secretary on 22/04/2003 to the SGX

82-4507

AUSTRALAND

22 April 2003

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

ANNUAL GENERAL MEETING
OUTCOME OF RESOLUTIONS PUT TO MEETING

In accordance with Listing Rule 3.13.2 I advise the outcome of each resolution put to the Annual General Meeting today is as follows:

ORDINARY BUSINESS

2. ELECTION OF DIRECTORS

(a) William J. Beerworth - passed on a show of hands without dissent. The proxy votes received for this item were:

For	Against	Open	Abstain
93,867,205	45,970	12,562,908	53,788

(b) Lt. General (Retired) Winston Choo – passed on a show of hands without dissent. The proxy votes received for this item were:

For	Against	Open	Abstain
91,425,300	2,479,675	12,566,308	58,588

SPECIAL BUSINESS

1. INTRODUCTION OF DIVIDEND REINVESTMENT PLAN

Passed on a show of hands. The proxy votes received for this item were:

For	Against	Open	Abstain
93,714,747	249,256	12,445,318	120,550

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)
Level 3
1C Homebush Bay Drive
Rhodes NSW 2138
Locked Bag 2106
North Ryde NSW 1670
DX 8419 Ryde
Telephone: 02 9767 2000
Facsimile: 02 9767 2844

Melbourne
Level 5
658 Church Street
Richmond VIC 3121
Telephone: 03 9426 1000
Facsimile: 03 9426 1050

Brisbane
32 Logan Road
Woolloongabba QLD 4102
PO Box 1365
Coorparoo QLD 4151
Telephone: 07 3391 7466
Facsimile: 07 3891 1389

Perth
Level 2
47 Colin Street
West Perth WA 6005
Telephone: 08 9486 4500
Facsimile: 08 9486 4200

82-4507

APPOINTMENT OF CORPORATE REPRESENTATIVE

Ausprop Holdings Limited appointed the Chairman of the meeting as its representative and directed that its 242,003,030 ordinary shares be voted in favour of each resolution.

Austvale Holdings Limited appointed the Chairman of the Meeting as its representative and directed that its 64,801,226 ordinary shares be voted in favour of each resolution.

Yours faithfully

Michael B Newsom
GENERAL COUNSEL & COMPANY SECRETARY

82-4507

AUSTRALAND

22 April 2003

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

AUSTRALAND HOLDINGS LIMITED
DECLARATION OF INTERIM DIVIDEND

Directors are pleased to advise that they have declared an interim dividend for the first quarter of 2003. The dividend of 3 cents per ordinary share franked to 100%, will be paid on Wednesday 28 May 2003 to shareholders of ordinary shares registered as at the close of business on Wednesday, 14 May 2003.

Yours faithfully

Michael B Newsom
General Counsel & Company Secretary

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)
Level 3
1C Homebush Bay Drive
Rhodes NSW 2138
Locked Bag 2106
North Ryde NSW 1670
DX 8419 Ryde
Telephone: 02 9767 2000
Facsimile: 02 9767 2944

Melbourne
Level 5
658 Church Street
Richmond VIC 3121
Telephone: 03 9426 1000
Facsimile: 03 9426 1050

Brisbane
32 Logan Road
Woolloongabba QLD 4102
PO Box 1365
Coorparoo QLD 4151
Telephone: 07 3391 7466
Facsimile: 07 3891 1369

Perth
Level 2
47 Colin Street
West Perth WA 6005
Telephone: 08 9486 4500
Facsimile: 08 9486 4200

82-4507

MASNET No. 15 OF 23.04.2003
Announcement No. 15

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - RESPONSE TO BUSINESS TIMES' ARTICLE OF 22 APRIL 2003 TITLED "TOOTH FAIRY FOR RAFFLES?"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), had on 22 April 2003 issued an announcement on the above matter. Attached RHL's announcement is for information.

RH-masnet.pdf

RH-BTreply-22Apr.pdf

Submitted by Tan Wah Nam, Company Secretary on 23/04/2003 to the SGX

82-4507

Embargoed for release till 5.05 pm, 25 April 2003

CAPITALAND LIMITED
2003 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

1(a)(i) Income Statement

	<--- Group	--->		<--- Company	--->	
	YTD Mar 2003 S$'000	YTD Mar 2002 S$'000	% Change	YTD Mar 2003 S$'000	YTD Mar 2002 S$'000	% Change
Revenue	**787,972**	**715,875**	**10.1**	**38,614**	**18,532**	**108.4**
Cost of sales	(572,366)	(502,321)	13.9	-	(12)	NM
Gross profit	215,606	213,554	1.0	38,614	18,520	108.5
Other operating income	28,955	31,972	(9.4)	13,645	9,838	38.7
Administrative expenses	(121,750)	(119,977)	1.5	(6,406)	(6,000)	6.8
Other operating expenses	(8,655)	5,027	NM	(9)	(645)	(98.6)
Profit from operations	114,156	130,576	(12.6)	45,844	21,713	111.1
Finance costs	(60,557)	(73,322)	(17.4)	(24,846)	(27,506)	(9.7)
Share of results of:						
- associated companies	21,264	9,586	121.8	-	-	-
- joint venture companies	(3,710)	3,241	NM	-	-	-
- partnerships	5	-	NM	-	-	-
	17,559	12,827	36.9	-	-	-
Profit/(Loss) before taxation	71,158	70,081	1.5	20,998	(5,793)	NM
Taxation	(35,781)	(21,581)	65.8	(4,172)	-	NM
Profit/(Loss) after taxation	35,377	48,500	(27.1)	16,826	(5,793)	NM
Minority interests (MI)	(9,713)	(16,155)	(39.9)	-	-	-
Profit/(Loss) after tax and MI	**25,664**	**32,345**	**(20.7)**	**16,826**	**(5,793)**	**NM**

NM *Not meaningful.*

CAPITALAND LIMITED
2003 First Quarter Financial Statement Announcement (cont'd)

1(a)(ii) **Breakdown and Explanatory Notes to Income Statement**

	<---- Group ---->		
	YTD Mar 2003 S$'000	**YTD Mar 2002 S$'000**	**% Change**
Investment income	15,701	-	NM
Other income including interest income	13,254	31,972	(58.5)
Depreciation and amortisation	(26,330)	(35,556)	(25.9)
Allowance for doubtful debts and bad debts written off	(1,109)	142	NM
Impairment and provision (net) in value of investments, properties, etc (net of tax & MI)	-	4,588	NM
Foreign exchange (loss)/ gain	(1,670)	4,068	NM

Taxation Expense

The tax expense of $35.8 million for 1Q 2003 was higher than 1Q 2002's tax expense of $21.6 million by 65.8%. This was largely due to higher tax paid by Australand and the Company in line with higher profits, and tax paid on dividends received from one of the Group's investments in Hong Kong, as well as higher tax due to interest restriction.

Adjustments for under or overprovision of tax in respect of prior years

The income tax expense is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The amount of over-provision of current tax included in the Group's tax charge for the 3 months ended 31 March 2003 is $0.9 million (31 March 2002 is immaterial).

Profit or loss on sale of investments, properties and/or plant and equipment

	Group's Share of Profit/(Loss) after tax and MI for the 3 months ended 31/03/2003 $M
Sale of fixed assets of Scotts Picnic Food Court (KL)	1.6
Total Group's share of divestment gains after tax & MI	**1.6**

CAPITALAND LIMITED
2003 First Quarter Financial Statement Announcement (cont'd)

ANNEX 1: 1Q 2003 vs 4Q 2002 INCOME STATEMENT

	<---------------- Group	---------------->	
	1Q 2003 (3 mths) S$'000	**4Q 2002 (3 mths) S$'000**	**% Change**
Revenue	**787,972**	**998,044**	**(21.0)**
Cost of sales	(572,366)	(672,208)	(14.9)
Gross profit	215,606	325,836	(33.8)
Other operating income	28,955	47,375	(38.9)
Administrative expenses	(121,750)	(133,059)	(8.5)
Other operating expenses	(8,655)	(84,370)	(89.7)
Profit from operations	114,156	155,782	(26.7)
Finance costs	(60,557)	(71,670)	(15.5)
Share of results of:			
- associated companies	21,264	13,112	62.2
- joint venture companies	(3,710)	6,082	NM
- partnerships	5	6	(16.7)
	17,559	19,200	(8.5)
Profit before taxation	71,158	103,312	(31.1)
Taxation	(35,781)	(8,384)	326.8
Profit after taxation	35,377	94,928	(62.7)
Minority interests (MI)	(9,713)	(45,028)	(78.4)
Profit after tax and MI	**25,664**	**49,900**	**(48.6)**

NM *Not meaningful.*

CAPITALAND LIMITED
2003 First Quarter Financial Statement Announcement (cont'd)

1(b)(i) **Balance Sheet**

As at 31/03/2003 vs 31/03/2002

	Group			Company		
	31/03/2003 S$'000	31/03/2002 S$'000	% Change	31/03/2003 S$'000	31/03/2002 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,831,404	1,940,393	(5.6)	1,952	2,772	(29.6)
Intangible Assets	33,376	66,066	(49.5)	-	-	-
Investment Properties	5,771,130	6,835,359	(15.6)	-	-	-
Properties under Devt	168,042	417,436	(59.7)	-	-	-
Interests in Subsidiaries	-	-	-	7,182,831	6,485,622	10.8
Interests in Associated Companies, Joint Venture Companies and Partnerships	2,903,393	2,423,898	19.8	-	-	-
Other Assets	221,938	209,819	5.8	2,188	803	172.5
	10,929,283	**11,892,971**	**(8.1)**	**7,186,971**	**6,489,197**	**10.8**
Current Assets	**5,728,176**	**5,567,204**	**2.9**	**938,168**	**1,346,533**	**(30.3)**
Devt Properties for Sale	*3,538,152*	*3,484,721*	*1.5*	-	-	-
Trade & Other Receivables	*918,795*	*876,031*	*4.9*	*583,102*	*1,288,699*	*(54.8)*
Cash & Cash Equivalents	*1,084,710*	*1,054,322*	*2.9*	*347,358*	*50,369*	*589.6*
Other Current Assets	*186,519*	*152,130*	*22.6*	*7,708*	*7,465*	*3.3*
Less: Current Liabilities	**4,470,548**	**5,181,948**	**(13.7)**	**799,938**	**1,048,887**	**(23.7)**
Trade & Other Payables	*1,138,259*	*1,268,370*	*(10.3)*	*31,282*	*71,323*	*(56.1)*
Short-Term Borrowings	*3,174,598*	*3,764,786*	*(15.7)*	*768,656*	*977,564*	*(21.4)*
Other Current Liabilities	*157,691*	*148,792*	*6.0*	-	-	-
Net Current Assets	**1,257,628**	**385,256**	**226.4**	**138,230**	**297,646**	**(53.6)**
Less: Non-Current Liabilities						
Long-Term Borrowings	3,837,627	4,120,716	(6.9)	1,022,271	917,083	11.5
Other Non-Current Liabilities	419,120	220,902	89.7	1,323,447	926,970	42.8
	4,256,747	**4,341,618**	**(2.0)**	**2,345,718**	**1,844,053**	**27.2**
	7,930,164	**7,936,609**	**(0.1)**	**4,979,483**	**4,942,790**	**0.7**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,518,152	3,518,950	-	2,462,133	2,425,440	1.5
Share Capital and Reserves	6,035,502	6,036,300	-	4,979,483	4,942,790	0.7
Minority Interests	1,894,662	1,900,309	(0.3)	-	-	-
	7,930,164	**7,936,609**	**(0.1)**	**4,979,483**	**4,942,790**	**0.7**

CAPITALAND LIMITED
2003 First Quarter Financial Statement Announcement (cont'd)

1(b)(i) **Balance Sheet**

As at 31/03/2003 vs 31/12/2002

	Group			Company		
	31/03/2003 S$'000	31/12/2002 S$'000	% Change	31/03/2003 S$'000	31/12/2002 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,831,404	1,808,013	1.3	1,952	2,339	(16.5)
Intangible Assets	33,376	32,109	3.9	-	-	-
Investment Properties	5,771,130	5,771,493	-	-	-	-
Properties under Devt	168,042	168,448	(0.2)	-	-	-
Interests in Subsidiaries	-	-	-	7,182,831	7,196,761	(0.2)
Interests in Associated Companies, Joint Venture Companies and Partnerships	2,903,393	2,735,731	6.1	-	-	-
Other Assets	221,938	234,126	(5.2)	2,188	1,611	35.8
	10,929,283	**10,749,920**	**1.7**	**7,186,971**	**7,200,711**	**(0.2)**
Current Assets	**5,728,176**	**5,577,653**	**2.7**	**938,168**	**926,014**	**1.3**
Devt Properties for Sale	*3,538,152*	*3,409,528*	*3.8*	-	-	-
Trade & Other Receivables	*918,795*	*897,195*	*2.4*	*583,102*	*576,119*	*1.2*
Cash & Cash Equivalents	*1,084,710*	*1,087,055*	*(0.2)*	*347,358*	*342,085*	*1.5*
Other Current Assets	*186,519*	*183,875*	*1.4*	*7,708*	*7,810*	*(1.3)*
Less: Current Liabilities	**4,470,548**	**4,543,958**	**(1.6)**	**799,938**	**715,409**	**11.8**
Trade & Other Payables	*1,138,259*	*1,168,640*	*(2.6)*	*31,282*	*57,786*	*(45.9)*
Short-Term Borrowings	*3,174,598*	*3,231,993*	*(1.8)*	*768,656*	*657,623*	*16.9*
Other Current Liabilities	*157,691*	*143,325*	*10.0*	-	-	-
Net Current Assets	**1,257,628**	**1,033,695**	**21.7**	**138,230**	**210,605**	**(34.4)**
Less: Non-Current Liabilities						
Long-Term Borrowings	3,837,627	3,545,245	8.2	1,022,271	1,124,683	(9.1)
Other Non-Current Liabilities	419,120	391,370	7.1	1,323,447	1,323,976	-
	4,256,747	**3,936,615**	**8.1**	**2,345,718**	**2,448,659**	**(4.2)**
	7,930,164	**7,847,000**	**1.1**	**4,979,483**	**4,962,657**	**0.3**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,518,152	3,471,860	1.3	2,462,133	2,445,307	0.7
Share Capital and Reserves	6,035,502	5,989,210	0.8	4,979,483	4,962,657	0.3
Minority Interests	1,894,662	1,857,790	2.0	-	-	-
	7,930,164	**7,847,000**	**1.1**	**4,979,483**	**4,962,657**	**0.3**

CAPITALAND LIMITED
2003 First Quarter Financial Statement Announcement (cont'd)

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	< ---------- Group	---------->	
	As at 31/03/2003 S$'000	**As at 31/12/2002 S$'000**	**As at 31/03/2002 S$'000**
Amount repayable in one year or less, or on demand:-			
Secured	722,856	912,704	533,959
Unsecured	2,451,742	2,319,289	3,230,827
Sub-Total 1	**3,174,598**	**3,231,993**	**3,764,786**
Amount repayable after one year:-			
Secured	1,784,304	1,649,274	2,198,392
Unsecured	2,053,323	1,895,971	1,922,324
Sub-Total 2	**3,837,627**	**3,545,245**	**4,120,716**
Total Debt	**7,012,225**	**6,777,238**	**7,885,502**
Less : Cash and cash equivalents	(1,084,710)	(1,087,055)	(1,054,322)
Net Debt	**5,927,515**	**5,690,183**	**6,831,180**

Details of any collateral
Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents
The cash and cash equivalents as at 31/03/2003 totalling to about $1,084.7 million included approximately $579.0 million in fixed deposits and approximately $208.6 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

82-4507

1(c) Cash Flows Statement

	Group 1Q 2003 $'000	Group 1Q 2002 $'000
Cash Flows from Operating Activities		
Profit before taxation	**71,158**	**70,081**
Adjustments for :		
Amortisation of intangible assets	704	898
Amortisation of leasehold investment property	31	31
Allowance/(Write-back) for:		
- Non-current portion of financial assets	(991)	-
- Loan to associated companies, joint ventures and partnerships	(291)	-
Non-current employee benefits	1,809	564
Depreciation of property, plant and equipment	25,731	34,622
(Gain)/Loss on disposal/write-off of property, plant and equipment	(1,983)	60
Loss on disposal of investment property	-	5
Gain on disposal of subsidiaries and associated companies	-	(11,209)
Share of results of associated companies, joint ventures and partnerships	(17,559)	(12,827)
Accretion of deferred income	(711)	(1,640)
Interest expense	60,557	73,322
Interest income	(8,835)	(10,251)
	58,462	**73,575**
Operating profit before working capital changes	**129,620**	**143,656**
(Increase)/Decrease in working capital		
Inventories, trade and other receivables	(72,785)	46,823
Development properties for sale	(30,082)	(38,844)
Trade and other payables	(14,680)	(38,579)
Amount due from related corporations	326	(1,374)
Financial assets	11,081	(57,144)
	(106,140)	**(89,118)**
Cash generated from operations	**23,480**	**54,538**
Income tax paid	(26,564)	(21,938)
Customer deposits (refunded)/received	(15,002)	7,221
Proceeds from sales of future receivables	39,249	-
Net Cash generated from Operating Activities	**21,163**	**39,821**

CAPITALAND LIMITED
2003 First Quarter Financial Statement and Announcement (cont'd)

	<--------- Group --------->	
	1Q 2003	**1Q 2002**
	$'000	**$'000**
Cash Flows from Investing Activities		
Purchase of property, plant & equipment	(15,278)	(8,467)
Proceeds from disposal of property, plant & equipment	34,703	470
(Increase)/Decrease in associated companies, joint ventures and partnerships	(169,811)	10,381
Decrease in amounts owing by investee companies	1,942	142
Acquisition of investment properties and property under development	(1,187)	(9,172)
Proceeds from disposal of investment properties and property under development	-	144
(Acquisition)/Proceeds of non-current financial assets	(504)	21,029
Dividends received from associated companies, joint ventures and partnerships	10,952	2,636
(Acquisition)/Disposal of subsidiaries (net)	-	9,249
Interest income received	3,997	15,014
Net Cash (used in)/generated from Investing Activities	**(135,186)**	**41,426**
Cash Flows from Financing Activities		
Proceeds from/(Repayment of) loans from related corporations (net)	(536)	5,852
Proceeds from/(Repayment of) loans from minority shareholders (net)	(697)	(12,940)
Contribution from minority interests	3,498	58,876
Proceeds from/(Repayment of) borrowings (net)	166,953	(895,945)
Dividends paid to minority shareholders	(6,690)	(8,759)
Interest expense paid	(59,493)	(87,102)
Net Cash generated from/(used in) Financing Activities	**103,035**	**(940,018)**
Net (decrease)/increase in cash and cash equivalents	**(10,988)**	**(858,771)**
Cash and cash equivalents at beginning of the year	1,083,645	1,909,363
Effect of foreign exchange rate changes on cash balances	6,613	(4,038)
Cash and cash equivalents at end of the year	**1,079,270**	**1,046,554**

82-4507

CAPITALAND LIMITED
2003 First Quarter Financial Statement Announcement (cont'd)

1(d)(i) Statement of Changes in Equity

As at 31/03/2003 vs 31/03/2002

	Group								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/1/2002	**2,517**	**3,429**	**94**	**4**	**341**	**(12)**	**7**	**(374)**	**6,006**
Profit for 1Q 2002								32	32
Realised to P/L					(3)				(3)
Foreign currency translation differences						5			5
Share of assoc & jv companies net revaluation deficits					(2)				(2)
Others							(1)	(1)	(2)
Balance as at 31/03/2002	**2,517**	**3,429**	**94**	**4**	**336**	**(7)**	**6**	**(343)**	**6,036**
Balance as at 1/1/2003	**2,517**	**3,429**	**121**	**4**	**41**	**-**	**18**	**(141)**	**5,989**
Profit for 1Q 2003								26	26
Foreign currency translation differences						21			21
Balance as at 31/03/2003	**2,517**	**3,429**	**121**	**4**	**41**	**21**	**18**	**(115)**	**6,036**

As at 31/03/2003 vs 31/03/2002

	Company								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/1/2002	**2,517**	**2,161**	**-**	**^**	**-**	**-**	**-**	**270**	**4,949**
Loss 1Q 2002								(6)	(6)
Balance as at 31/03/2002	**2,517**	**2,161**	**-**	**^**	**-**	**-**	**-**	**264**	**4,943**
Balance as at 1/1/2003	**2,517**	**2,161**	**30**	**^**	**-**	**-**	**-**	**254**	**4,963**
Profit for 1Q 2003								17	17
Others								^	^
Balance as at 31/03/2003	**2,517**	**2,161**	**30**	**^**	**-**	**-**	**-**	**270**	**4,979**

^ *Less than $1.0 million.*

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital
During the quarter under review, there was no change in the Company's issued share capital.

Share Options
In February 2003, 23,550,620 share options were granted at the exercise price of $1.02 per share. The options may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plan rules. No shares of the Company were issued during the quarter under review by virtue of exercise of options. As at 31/03/2003, there were 72,287,107 (31/03/2002 : 41,038,712) unissued shares under options.

Performance Shares

During the quarter under review, no conditional awards of performance shares were granted. Todate, no release of performance shares has been made as the three-year performance cycle of the first grant will end in 2004 and any release of performance shares will be in 2005. As at 31/3/2003, there were 1,780,000 (31/3/2002 : 1,270,000) performance shares outstanding under conditional awards.

$380 million Convertible Bonds

There is an existing $380 million convertible bonds due 2007 issued by the Company which are convertible into new 162,685,161 ordinary shares at the conversion price of $2.3358 per new ordinary share. As at 31/03/2003, the number of new ordinary shares that may be issued on conversion is 162,685,161 (31/03/2002 : Nil)

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2002.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-**

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue is 2,517.3 million (YTD Mar 2001: 2,517.3 million) during the financial year under review.

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise prices are equal to or above $1.04, the market share price of the Company as at 31/3/2003, are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis is 2,517.7 million (YTD Mar 2002: 2,517.3 million).

		<-------- Group -------->	
		YTD Mar 2003	**YTD Mar 2002**
6(a)	EPS based on weighted average number of ordinary shares in issue	1.0	1.3
6(b)	EPS based on fully diluted basis	1.0	1.3

CAPITALAND LIMITED
2003 First Quarter Financial Statement Announcement (cont'd)

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	<-------- Group -------->		<------- Company ----->	
	YTD Mar 2003	YTD Mar 2002	YTD Mar 2003	YTD Mar 2002
NAV per ordinary share	$2.40	$2.40	$1.98	$1.96
NTA per ordinary share	$2.38	$2.37	$1.98	$1.96

8. **Review of the performance of the group**

GROUP OVERVIEW

$M	1Q 2003 (3 mths)	4Q 2002 (3 mths)	1Q 2002 (3 mths)
Sales	788.0	998.0	715.9
EBIT	131.7	175.0	143.4
Finance costs	(60.6)	(71.7)	(73.3)
PBT	71.2	103.3	70.1
PATMI	25.7	49.9	32.3

1Q 2003 vs 4Q 2002

The global and Singapore economic conditions remained weak in the first quarter this year. This was exacerbated by the war in Iraq and the Severe Acute Respiratory Syndrome ("SARS") virus outbreak. Against this backdrop, the Group recorded a turnover of $788.0 million for 1Q 2003 compared to previous quarter's turnover of $998.0 million. Most of our sectors recorded lower sales with the main reduction coming from our residential and hotels sectors.

Profit after tax and minority interests ("PATMI") for the first quarter this year was $25.7 million compared to PATMI of $49.9 million in 4Q 2002. The reduction was mainly due to seasonal factors in some of the businesses and higher taxes, as well as lower operating profits in view of the continuing weak market conditions compounded by the war in Iraq and SARS. In addition, portfolio gains recorded in this quarter were $1.6 million compared to $17.8 million recorded in 4Q 2002. These declines were partially mitigated by absence of material provision and revaluation deficits, as well as lower finance costs due to lower interest rates. Net debt had increased by about $237 million in the first quarter mainly due to payment by Ascott for its Citadines acquisition and outlay for residential properties development. Group's net debt stood at $5.9 billion as at end March 2003 and gearing increased slightly to 0.75 from 0.73 at 2002 year-end. Net tangible assets per share remained relatively unchanged at $2.38.

1Q 2003 vs 1Q 2002

Comparing 1Q 2003 with corresponding 1Q 2002, 1Q 2003 turnover of $788.0 million was 10.1% higher than the $715.9 million turnover recorded in 1Q 2002. The higher turnover was mainly contributed by higher sales from Australia and Singapore residential operations. However, other SBUs such as Commercial and Ascott recorded lower turnover due to loss of contributions from assets divested and bulk of non-core businesses already being phased out in 2002.

1Q 2003 PATMI of $25.7 million was 20.7% lower than $32.3 million recorded in 1Q 2002. The reduction was mainly due to lower portfolio gains and higher estimated taxes in this current quarter compared with corresponding 1Q 2002. The reduction in profit was mitigated by lower finance costs which improved by 17.4% to $60.6 million compared with finance costs of $73.3 million in 1Q 2002. This was the result of strategic steps taken by the Group to reduce debt substantially in the past 2 years. Net debt and Group's gearing at end March 2003 was $5.9 billion and 0.75 respectively compared with net debt of $6.8 billion and gearing of 0.86 a year ago.

Segment Performance

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

1Q 2003 turnover of $94.7 million was 6.2% lower than 4Q 2002 due to lower project management fees earned. EBIT of $58.1 million in 1Q 2003 was $33.9 million higher than 4Q 2002, of which $7.8 million was due to improved results from operations. There were no deficits on revaluation of investment properties being charged to profit and loss account in this quarter as compared with $46.4 million in 4Q 2002, and no divestment gain as compared with $24.3 million from the disposal of Kebayoran site in Indonesia at the end of last year.

Comparing 1Q 2003 with corresponding 1Q 2002, turnover of $94.7 million was lower by $37.9 million or 28.6%. The decrease was due mainly to revenue from the 3 CapitaMall Trust ("CMT") malls no longer being consolidated with the Group's revenue from July 2002 following the listing of CMT, as well as the absence of sales revenue from the Canary Riverside development in the United Kingdom which was substantially sold by the end of 2002. EBIT of $58.1 million was $11.8 million or 16.9% lower due to the Group's reduced stake of 33% in CMT and no apartment sales contribution from Canary Riverside.

Residential SBU: CapitaLand Residential Limited ("CRL")

1Q 2003 turnover of $483.2 million was $197.7 million or 29.0% lower than 4Q 2002, mainly due to lower sales contribution from Australia and China operations as a result of timing of sales and construction activity. 1Q 2003 EBIT declined to $55.0 million in line with the drop in the turnover.

In Shanghai, CRL launched 3 blocks (360 units) of Summit Residences, with a 69% take-up rate for launched units to-date.

Comparing 1Q 2003 with corresponding 1Q 2002, turnover of $483.2 million was $121.1 million or 33.4% higher. The increase was mainly contributed by higher sales from Australia and Singapore operations. EBIT of $55.0 million represents a 17.4% increase compared to the corresponding period last year and this increase in EBIT was generally in line with the increase in turnover.

Serviced Residences SBU: The Ascott Group ("Ascott")

1Q 2003 turnover of $55.4 million was 9.9% higher than 4Q 2002 turnover of $50.4 million. This was largely due to higher sales of remaining residential units in Australia and Singapore in the current quarter and improved occupancy and rental rates achieved by its retail malls. This increase was partially reduced by the lower contributions from the serviced residences sector due to the SARS virus outbreak, and war in Iraq resulting in companies cutting back on travel and accommodation.

1Q 2003 EBIT of $12.7 million was higher than the $5.5 million in 4Q 2002 largely due to the inclusion of results from newly acquired Citadines serviced residences and higher residential and retail contributions as mentioned above.

Comparing 1Q 2003 with corresponding 1Q 2002, the current quarter turnover was 18.8% lower than 1Q 2002 turnover of $68.2 million. The reduction was mainly due to fewer remaining residential sales and loss of contribution from Somerset Grand Shanghai which was disposed of in August 2002. Excluding this, the serviced residences in China, Thailand and Indonesia achieved higher contributions. 1Q 2003 EBIT of $12.7 million was lower than 1Q 2002 EBIT of $18.5 million due to lower divestment profits and the loss of contribution from Somerset Grand Shanghai. Divestment gain recorded in this quarter was only $2.2 million compared to $5.8 million in 1Q 2002.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

The Hotels SBU recorded a turnover of $127.6 million for 1Q 2003 which was about 5.9% lower than that recorded in 4Q 2002. This was in part due to the outbreak of war in Iraq and SARS in the first quarter of this year which impacted the travel and hospitality businesses significantly, and in part due to last quarter of the year which is usually seasonally stronger. In tandem with lower turnover, 1Q 2003 EBIT of $3.6 million was also lower than 4Q 2002 EBIT of $26.0 million which included a write-back of $14.2 million arising from the successful resolution of post-completion matters and legal issues relating to the Swissotel acquisition.

Comparing 1Q 2003 vs 1Q 2002, turnover of $127.6 million was close to the $128.0 million recorded in the previous corresponding period. However, this was largely as a result of translation of foreign currencies into the Singapore dollar reporting currency. Excluding the effects of foreign currencies appreciation, namely for Swiss Franc, Euro and Sterling Pound, turnover for the hotels sector would have decreased mainly as a result of contraction in travel and hospitality demands. 1Q 2003 EBIT of $3.6 million was 51.9% lower than $7.4 million in 1Q 2002 which included a write-back.

Property Services SBU: PREMAS

1Q 2003 turnover of $32.6 million was $2.3 million or 6.7% lower than 4Q 2002 due mainly to higher progress billings of building projects that were mostly recorded in 4Q 2002. However, EBIT improved by $0.2 million in 1Q 2003 as 4Q 2002 EBIT included an one-time loss of $1.4 million in connection with the divestment of investment portfolio in December 2002.

Comparing 1Q 2003 with corresponding 1Q 2002, turnover increased by $2.6 million or 8.7% to $32.6 million from $30.0 million. This was largely due to new facilities management contracts secured in the wafer fabrication and pharmaceutical industries, as well as contributions from energy management and procurement services. However, EBIT dropped by $0.9 million due mainly to lower margins.

9. **Variance between the forecast or prospect statement (if disclosed previously) and the actual results**

The current announced results are in line with the prospect statement previously disclosed to shareholders in the 2002 full year financial statement announcement.

10. **Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

Weak market conditions are expected to prevail in the Singapore office and industrial sectors and are likely to put pressure on operating performance. In contrast, the retail sector, particularly suburban malls, is expected to remain resilient.

CCL intends to meet the challenges with on-going asset enhancement initiatives aimed at improving yields of its commercial properties. CFL intends to step up efforts in originating, structuring, distributing and managing property funds and real estate financial products in Singapore and abroad.

In the light of prevailing market uncertainties, operating performance of the SBU in the current year is likely to be lower than in 2002. At the same time, it does not expect significant gains from property divestments this year.

Residential SBU: CapitaLand Residential Limited ("CRL")

Conditions for the residential market in Singapore continue to be challenging. China and Australia are expected to continue to contribute positively to the SBU's profitability.

CRL will continue with the process of getting 3 projects in Singapore to be ready for launch in 2003. In China, besides marketing the remaining units of Summit Residences, CRL intends to proceed with the launch of other projects to meet its target of at least 1,000 units in China.

CRL expects its China operation to achieve good turnover and EBIT growth in 2003. Australia's performance is expected to exceed that achieved in 2002. Overall, barring unforeseen circumstances, CRL expects 2003 to be profitable.

Serviced Residences SBU: The Ascott Group ("Ascott")

General business conditions are expected to be more difficult than in 1Q 2003 due to the SARS epidemic. Travel has been severely curtailed and this has greatly impacted the hospitality, travel and tourism-related industry. On the positive side, the Iraq war appears to be coming to an end.

The outlook for 2Q 2003 and for the year 2003 is very uncertain and depends heavily on whether the SARS situation can be quickly brought under control and business returns to normal. Given the difficult environment and barring any other unforeseen changes in circumstances, the operating performance for full year 2003 is expected to be lower than that achieved in 2002.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

As a result of the significant deterioration in operating conditions stemming from the Iraq war and SARS, it is currently difficult to accurately predict their flow through impact on business and the timing and impact of any recovery. In line with current global economic and hospitality industry outlook, Raffles expects operating conditions to remain very difficult in 2003 and performance of operations in 2003 to be lower compared with 2002.

Property Services SBU: PREMAS

PREMAS is on track with its focus on regional expansion and strengthening of its operations in Singapore in 2003. For the rest of the year, PREMAS is expected to make a positive contribution to the Group's results.

GROUP OVERALL PROSPECTS FOR 2003

The combination of the war in Iraq and the outbreak of SARS has affected the Group's operations. The impact of these two events was and is expected to be felt more keenly by the Group's hospitality businesses.

On a more positive note, the current business environment is expected to provide attractive investment opportunities in Singapore and elsewhere. With a healthy balance sheet and a comfortable gearing level, the Group will be in a position to seize these opportunities.

As previously announced, the Group expects the continuing weak economic environment to affect its operations. However, barring unforeseen circumstances, the Group expects its 2003 operations to be profitable.

11. **Dividend**

11(a) **Any dividend declared for the present financial period?** Nil
11(b) **Any dividend declared for the previous corresponding period?** Nil
11(c) **Date payable** : Not applicable
11(d) **Books closing date** : Not applicable

12. **If no dividend has been declared/recommended, a statement to that effect**

No interim dividend has been declared or recommended in the current reporting period.

13. **Segmental Revenue & Results**

13(a)(a) **By Strategic Business Units (SBUs) – 1Q 2003 vs 4Q 2002**

	<------------Turnover ---------->			<---Profit before interest & tax--->		
	1Q 2003 (3 mths) S$'000	4Q 2002 (3 mths) S$'000	% Change	1Q 2003 (3 mths) S$'000	4Q 2002 (3 mths) S$'000	% Change
Commercial & Financial	94,734	101,020	(6.2)	58,125	24,240	139.8
Residential	483,228	680,957	(29.0)	54,998	112,871	(51.3)
The Ascott Group	55,359	50,373	9.9	12,657	5,455	132.0
RHL Group & RCH	127,636	135,627	(5.9)	3,551	26,007	(86.3)
Property Services Group	32,629	34,955	(6.7)	2,204	2,053	7.4
Others and consolidation adjms	(5,614)	(4,888)	14.9	180	4,356	(95.9)
Group	787,972	998,044	(21.0)	131,715	174,982	(24.7)

13(a)(b) **By Strategic Business Units (SBUs) – YTD Mar 2003 vs YTD Mar 2002**

	<------------Turnover ---------->			<---Profit before interest & tax--->		
	YTD Mar 2003 S$'000	YTD Mar 2002 S$'000	% Change	YTD Mar 2003 S$'000	YTD Mar 2002 S$'000	% Change
Commercial & Financial	94,734	132,640	(28.6)	58,125	69,962	(16.9)
Residential	483,228	362,108	33.4	54,998	46,863	17.4
The Ascott Group	55,359	68,179	(18.8)	12,657	18,486	(31.5)
RHL Group & RCH	127,636	127,981	(0.3)	3,551	7,380	(51.9)
Property Services Group	32,629	30,014	8.7	2,204	3,087	(28.6)
Others and consolidation adjms	(5,614)	(5,047)	11.2	180	(2,375)	NM
Group	787,972	715,875	10.1	131,715	143,403	(8.2)

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	<------------Turnover ---------->			<-- Profit before interest & tax --> (including exceptional items)		
	YTD Mar 2003 S$'000	YTD Mar 2002 S$'000	% Change	YTD Mar 2003 S$'000	YTD Mar 2002 S$'000	% Change
The Ascott Group	55,359	68,179	(18.8)	12,657	18,486	(31.5)
Raffles Holdings Group	94,621	92,663	2.1	7,089	15,421	(54.0)

CAPITALAND LIMITED
2003 First Quarter Financial Statement Announcement (cont'd)

13(a)(c) **By Geographical Location – 1Q 2003 vs 4Q 2002**

	Turnover			Profit before interest & tax		
	1Q 2003 (3 mths) S$'000	4Q 2002 (3 mths) S$'000	% Change	1Q 2003 (3 mths) S$'000	4Q 2002 (3 mths) S$'000	% Change
Singapore	365,251	298,661	22.3	69,680	62,261	11.9
Australia & New Zealand	274,634	509,493	(46.1)	29,719	75,538	(60.7)
China	47,334	47,605	(0.6)	12,764	1,000	NM
Asia (excl. Sgp & China)	32,474	66,816	(51.4)	24,706	28,075	(12.0)
Europe	59,674	66,432	(10.2)	(4,681)	(28)	NM
Others	8,605	9,037	(4.8)	(473)	8,136	NM
Group	**787,972**	**998,044**	**(21.0)**	**131,715**	**174,982**	**(24.7)**

13(a)(d) **By Geographical Location – YTD Mar 2003 vs YTD Mar 2002**

	Turnover			Profit before interest & tax		
	YTD Mar 2003 S$'000	YTD Mar 2002 S$'000	% Change	YTD Mar 2003 S$'000	YTD Mar 2002 S$'000	% Change
Singapore	365,251	360,659	1.3	69,680	98,643	(29.4)
Australia & New Zealand	274,634	134,768	103.8	29,719	15,828	87.8
China	47,334	104,742	(54.8)	12,764	19,264	(33.7)
Asia (excl. Sgp & China)	32,474	30,806	5.4	24,706	11,748	110.3
Europe	59,674	74,885	(20.3)	(4,681)	(1,037)	351.4
Others	8,605	10,015	(14.1)	(473)	(1,043)	(54.7)
Group	**787,972**	**715,875**	**10.1**	**131,715**	**143,403**	**(8.2)**

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Please refer to paragraph 9.

15. **Breakdown of sales for first half year and second half year**

Not applicable.

16. **Breakdown of Total Annual Dividend (in dollar value) of the Company**

Not applicable.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Tan Wah Nam
Company Secretary
25 April 2003

82-4507

MASNET No. 71 OF 25.04.2003
Announcement No. 99

CAPITALAND LIMITED

CapitaLand posts S$71.2 million profit before tax for first quarter

Q1 2003 news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 25/04/2003 to the SGX

82-4507

CapitaLand

Embargoed for release:
After 5.05 pm, 25 April 2003

CapitaLand posts S$71.2 million profit before tax for first quarter

Singapore, 25 April 2003 – The CapitaLand Group posted profit before tax of S$71.2 million for the first quarter of 2003, despite the weak global and local economic conditions, which were exacerbated by the war in Iraq and the Severe Acute Respiratory Syndrome (SARS) virus outbreak.

The Group's revenue for the first quarter of 2003 was S$788.0 million, compared to S$715.9 million for the same period in 2002. The 10.1% increase in revenue was mainly due to higher contribution from CapitaLand Residential. Revenue for CapitaLand Residential came from its Singapore, Australia and China operations.

FINANCIAL HIGHLIGHTS			
$ million	**1Q 2003 (3 mths)**	**1Q 2002 (3 mths)**	**4Q 2002 (3 mths)**
Revenue	788.0	715.9	998.0
Earnings before interest and tax (EBIT)	131.7	143.4	175.0
Finance costs	(60.6)	(73.3)	(71.7)
Profit before tax	71.2	70.1	103.3
Profit after tax and minority interests (PATMI)	25.7	32.3	49.9

82-4507

CapitaLand

The first quarter 2003 profit after tax and minority interests (PATMI) of S$25.7 million was lower compared to the first quarter 2002 PATMI of S$32.3 million, as a result of lower portfolio gains and higher estimated taxes. However, the first quarter 2003 PATMI benefited from substantially lower finance costs.

The Group has further lowered its debt level from a year ago. The Group's net debt and gearing at end March 2003 were S$5.9 billion and 0.75 respectively, compared with net debt of S$6.8 billion and gearing of 0.86 at end March last year. Coupled with lower interest rates, the finance costs were S$60.6 million in the first quarter of 2003, compared to S$73.3 million in the first quarter of 2002, an improvement of S$12.7 million or 17.4%.

Net tangible assets per share increased marginally to S$2.38 as of end March 2003 compared to a year ago.

Liew Mun Leong, President and CEO, CapitaLand Limited, said: "We have made significant progress in achieving a healthy balance sheet, positioning the Group to seek and seize business opportunities in the midst of a difficult operating environment. Our strong operational presence in selected gateway cities in China and Australia should mitigate the challenges facing CapitaLand in its domestic market. The 2003 GDP forecast was recently lowered for Singapore, due to the difficult macro-environment in Singapore and abroad. SARS is an unforeseen circumstance that has created uncertainty in the overall business environment. Nevertheless, at present, we expect our 2003 operations to be profitable."

82-4507

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

--- END ---

For more information, please contact:

Muhyddin Razack
Equity Markets
Tel: 68233 529

Basskaran Nair
Communications
Tel: 68233 554

For the full 1Q2003 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com

82-4507

MASNET No. 76 OF 25.04.2003
Announcement No. 104

CAPITALAND LIMITED

ANNOUNCEMENT - SLIDES ON CAPITALAND LIMITED'S UNAUDITED RESULTS FOR THE 3 MONTHS ENDED 31 MARCH 2003

CL 1Q03-final.pdf

Submitted by Tan Wah Nam, Company Secretary on 25/04/2003 to the SGX

82-4507

MASNET No. 158 OF 25.04.2003
Announcement No. 186

CAPITALAND LIMITED

ANNOUNCEMENT - SLIDES ON CAPITALAND LIMITED'S UNAUDITED RESULTS FOR THE 3 MONTHS ENDED 31 MARCH 2003

Further to the earlier announcement on the above matter, CapitaLand Limited wishes to clarify that, with reference to the table set out on page 10 of the attachment thereto, the number appearing in the last row of the fifth column under the heading "% Sold" in respect of "Mar-03" should read "55%" instead of "44%".

Submitted by Tan Wah Nam, Company Secretary on 25/04/2003 to the SGX

82-4507

CapitaLand

FIRST – QUARTER 2003 RESULTS



25 April 2003

First Quarter 2003 Results

$ (million)	YTD Mar 03	YTD Mar 02	Trend	Change
REVENUE	788.0	715.9	↑	10%
EBIT	131.7	143.4	↓	-8%
PBT	71.2	70.1	↑	2%
PATMI	25.7	32.3	↓	-21%

CapitaLand

82-4507

Key Financial Ratios

	YTD Mar 03	YTD Mar 02	Change
NTA per share ($)	2.38	2.37	Higher
Net Debt/Equity	0.75	0.86	Improved
Interest Cover Ratio	2.38	2.11	Improved
Interest Servicing Ratio	3.45	4.26	
Earnings per share (¢)	1.0	1.3	

$$ICR = \frac{\text{(Profit before MI, Tax and Net Interest Expense)}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating Cashflow}}{\text{Net Interest Payment}}$$

CapitaLand

82-4507

Analysis of Revenue

($ million)	YTD Mar 03	YTD Mar 02	Change	Comments
Commercial/ Financial	94.7	132.6	(28.6%)	• Revenue from the three CapitaMall Trust (CMT) malls were deconsolidated since July 2002. (Contributions from CMT assets now equity accounted) • Having sold most of the residential units in the Canary Riverside development, there was lower contribution from this project in 2003.
Residential	483.2	362.1	33.4%	• Increase due to higher sales from Australia and Singapore operations.
Serviced Residences	55.4	68.2	(18.8%)	• Lower contribution from non-core residential business and loss of contribution from Somerset Grand Shanghai which was disposed of in August 2002. However, the serviced residences in China, Thailand and Indonesia achieved higher contributions.
Hotels	127.6	128.0	(0.3%)	• Appreciation of foreign currencies (namely the Swiss Franc, Euro and Sterling Pound) against the Singapore dollar reporting currency helped offset the lower travel and hospitality demands.
Property Services	32.6	30.0	8.7%	• Increase due to new facilities management contracts secured in the wafer fabrication and pharmaceutical industries, as well as contributions from energy management and procurement services.
REVENUE	**788.0**	**715.9**	**10.1%**	

CapitaLand

82-4507

Analysis of EBIT

($ million)	YTD Mar 03	YTD Mar 02	Change	Comments
Commercial/ Financial	58.1	70.0	(16.9%)	• Reduced stake of 33% in the three CMT malls. • No apartment sales contribution from Canary Riverside.
Residential	55.0	46.9	17.4%	• In line with the increase in revenue.
Serviced Residences	12.7	18.5	(31.5%)	• Lower portfolio gains of $2.2 million compared to $5.8 million in 1Q02.
Hotels	3.6	7.4	(51.9%)	• 1Q02 EBIT of $7.4m included a writeback.
Property Services	2.2	3.1	(28.6%)	• Mainly due to lower margins.
EBIT	131.7	143.4	(8.2%)	

CapitaLand

82-4507

Occupancy - Singapore Commercial


100%
90%
80%
70%
60%
50%
93%
96%
87%
93%
81%
78%
Retail
Office
Industrial
As at Mar 03
As at Mar 02

CapitaLand

82-4507

Leases Up For Renewal (% of Area)


40%
30%
20%
10%
0%
16%
29%
28%
19%
20%
25%
8%
31%
18%
Office
Retail
Industrial
Apr to Dec 2003
2004
2005

CapitaLand

82-4507

Stages of Income Recognition - S'pore

PROJECT	TOP	UNITS	% Sold*		% Completed	
			Mar-02	Mar-03	Mar-02	Mar-03
TOP (in 2002)						
Palm Grove	May-02	111	73%	88%	97%	100%
The Loft	May-02	77	46%	66%	84%	100%
Palm Haven	Jul-02	48	27%	46%	84%	100%
SunHaven	Oct-02	295	86%	86%	72%	100%
In Progress						
SunGlade		475	85%	89%	25%	91%
Tanamera Crest		288	100%	100%	3%	33%
The Levelz		126	85%	88%	0%	35%

* Note: % sold is based on S&P signed.

CapitaLand

82-4507

Stages of Income Recognition - S'pore

PROJECT	UNITS	% Sold*		% Completed	
		Mar-02	Mar-03	Mar-02	Mar-03
Launched in 2002					
The Waterina	398	NA	89%	NA	33%
The Shelford	215	NA	89%	NA	11%
Belmond Green	163	NA	50%	NA	35%
	(launched)				
Casabella	82	NA	30%	NA	0%
Glentrees	176	NA	43%	NA	11%

* Note: % sold is based on S&P signed.

CapitaLand

82-4507

Stages of Income Recognition – China

Project	TOP	Units	% Sold*		% Completed	
			Mar-02	Mar-03	Mar-02	Mar-03
TOP (in 2003)						
Manhattan Heights	Dec-02/ Jan-03	254	89%	100%	86%	100%
In Progress						
Summit Panorama		939	70%	98%	75%	99%
Summit Residences		796 (launched)	NA	44%	NA	26%

* Note: % sold is based on S&P signed.

CapitaLand

82-4507

82-4507

MASNET No. 119 OF 28.04.2003
Announcement No. 119

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT Annc - Pmt of Mgt fees in units.F

Submitted by Tan Wah Nam, Company Secretary on 28/04/2003 to the SGX

82-4507

MASNET No. 58 OF 28.04.2003
Announcement No. 58

CAPITAMALL TRUST

PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST

The Board of Directors of CapitaMall Trust Management Limited (the "Company") wishes to announce that the Company, being the manager of CapitaMall Trust ("CMT"), has on 28 April 2003 received 694,109 units in CMT issued at a price of S$0.96 per unit, as payment of the performance component of the management fee for the period 1 January 2003 to 31 March 2003. This manner of payment of the performance component of the management fees in units was disclosed in the Prospectus dated 28 June 2002 issued by the Company in the initial public offering of CMT. With this payment, the Company's holding of units in CMT is 1,918,671 units.

By Order of the Board
CapitaMall Trust Management Limited

Winnie Tan
Company Secretary
28 April 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited on 28/04/2003 to the SGX

82-4507

MASNET No. 72 OF 29.04.2003
Announcement No. 126

CAPITALAND LIMITED

INTEREST ON CONVERTIBLE BONDS DUE 2007

The Directors of CapitaLand Limited ("CapitaLand") wish to announce that the second interest payment (the "Interest Payment") on the S$380,000,000 principal amount of convertible bonds due 2007 (the "Convertible Bonds"), convertible into new ordinary shares of S$1.00 each in the capital of CapitaLand, shall be made on 6 May 2003.

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 0.625 per cent. per annum, payable semi-annually in arrear on 3 May and 3 November in each year (each an "Interest Payment Date"), commencing 3 November 2002. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

As the Interest Payment Date for this Interest Payment is not a business day, the Interest Payment shall be made on 6 May 2003 (the "Actual Payment Date"), which is the business day immediately following 3 May 2003. Interest will be paid to the holder shown on the Register at the close of business on the 15th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Tan Wah Nam
Company Secretary
Singapore
29 April 2003

Submitted by Tan Wah Nam, Company Secretary on 29/04/2003 to the SGX

82-4507

MASNET No. 118 OF 30.04.2003
Announcement No. 147

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "RESULTS OF THE 23RD ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING HELD ON 30 APRIL 2003"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Results of AGM & EGM.pc

Submitted by Tan Wah Nam, Company Secretary on 30/04/2003 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

RESULTS OF THE 23RD ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING HELD ON 30 APRIL 2003

At the 23rd Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") of the Company held on 30 April 2003, all the resolutions relating to matters as set out in the Notices of AGM and EGM both dated 8 April 2003 were duly passed.

By Order of the Board
Shan Tjio
Company Secretary
30 April 2003

82-4507

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2003

1(a)(i) INCOME STATEMENT

	Note	GROUP 3 months ended 2003 S$'000	GROUP 3 months ended 2002 S$'000	%+/-	COMPANY 3 months ended 2003 S$'000	COMPANY 3 months ended 2002 S$'000	%+/-
Revenue		55,359	68,179	-19	6,894	6,874	nm
Cost of sales		(35,256)	(46,431)	-24	(2,873)	(3,041)	-6
Gross profit		20,103	21,748	-8	4,021	3,833	+5
Other operating income	1.1	1,383	6,915	-80	416	8,936	-95
Administrative expenses		(9,584)	(12,182)	-21	(3,877)	(3,886)	nm
Other operating expenses		(92)	(55)	+67	(17)	(14)	+21
Profit from operations		11,810	16,426	-28	543	8,869	-94
Profit on disposal of discontinued operations	1.2	2,186	-	nm	-	-	
Exchange gain / (loss)	1.3	(1,763)	1,755	-200	37	(98)	+138
Interest income		1,546	1,095	+41	-	-	
Finance costs	1.4	(4,587)	(5,918)	-22	(2,104)	(1,989)	-6
Share of profits/ (losses) of - associates	1.5	(56)	(1,143)	-95	-	-	
- jointly controlled entities	1.6	(1,066)	353	-402	-	-	
Profit from ordinary activities before taxation and minority interests	1.7	8,070	12,568	-36	(1,524)	6,782	-122
Taxation	1.8	(3,275)	(2,899)	+13	(499)	(155)	+222
Profit from ordinary activities after taxation		4,795	9,669	-50	(2,023)	6,627	-131
Minority interests		(607)	(346)	+75	-	-	
Net Profit attributable to Members of the Company		4,188	9,323	-55	(2,023)	6,627	-131

1(a)(ii) **Breakdown and Explanatory Notes to Income Statement**

1.1 Other operating income

Other operating income in 1Q 2002 included a gain of S$5.8 million from the disposal of a 50% share of The Ascott Mayfair to a jointly controlled entity.

1.2 Profit on disposal of discontinued operations

This relates to the gain arising from the disposal of its fixed assets in Scotts Picnic Food Court in March 2003.

1.3 Exchange gain / (loss)

The exchange loss for the period under review relates to the revaluation loss of shareholder's loan in the accounts of the Group's subsidiary in Philippines, as a result of the weakening of Peso against US Dollar.

1.4 Finance costs

Finance costs decreased by 22% to S$4.6 million due to lower interest rates achieved.

1.5 Share of losses of associates

	GROUP 3 months ended 2003 S$'000	2002 S$'000	%+/-
Profit before interest, taxation, depreciation and amortization	908	454	
Depreciation and amortization	(424)	(1,107)	
Profit before interest and taxation	484	(653)	
Finance costs	(540)	(490)	
Profit before taxation	(56)	(1,143)	-95

The Group's share of losses of associates was lower in 1Q 2003 as compared to 1Q 2002 due to improvement in the operating results of The Ascott, Beijing.

1.6 Share of loss of jointly controlled entities

	GROUP 3 months ended 2003 S$'000	2002 S$'000	%+/-
Profit before interest, taxation, depreciation and amortization	4,782	2,162	
Depreciation and amortization	(1,506)	(586)	
Profit before interest and taxation	3,276	1,576	
Finance costs	(4,342)	(1,223)	
Profit before taxation	(1,066)	353	-402

The Group's share of losses of jointly controlled entities in 1Q 2003 was mainly from the Ascott-Dilmun joint venture in the UK due to general weak market sentiments arising from the impact of the Gulf war.

1.7 **Profit from ordinary activities before taxation includes the following significant items:**

	GROUP 3 months ended		
	2003 S$'000	**2002 S$'000**	**%+/-**
Depreciation and amortization^	(6,019)	(7,747)	-22
Staff costs	(11,717)	(11,945)	-2
Profits on the sale of residential properties	1,520	681	+123

^ The reduction in depreciation was mainly from Somerset Grand Shanghai, which was sold in August 2002.

1.8 **Adjustments for under or overprovision of tax in respect of prior years**

The Group's tax charge in 1Q 2003 included a write-back of an overprovision of current tax of S$284,000 and deferred tax of S$15,000 in respect of prior years.

82-4507

1(b)(i) **BALANCE SHEET**

	GROUP		COMPANY	
	31.03.03	31.12.02	31.03.03	31.12.02
	S$'000	S$'000	S$'000	S$'000
Non-Current Assets				
Property, Plant and Equipment	464,644	468,850	2,812	3,145
Investment Properties	861,485	862,493	330,000	330,000
Properties under development	18,723	18,723	-	-
Interest in Subsidiaries	-	-	323,842	323,842
Interest in Associates	34,792	34,920	2,992	2,992
Interest in Jointly Controlled Entities*	290,033	131,998	-	-
Long-term Investments	6,826	6,826	-	-
Goodwill arising on Consolidation	8,411	6,732	-	-
Deferred Tax Assets	2,948	2,935	-	-
	1,687,862	1,533,477	659,646	659,979
Current Assets				
Properties held for sale	28,940	33,721	-	-
Inventories	815	669	-	-
Trade and other receivables	223,231	205,146	171,243	139,779
Other financial assets	71	58	-	-
Cash and bank balances	80,179	81,689	994	1,241
	333,236	321,283	172,237	141,020
Less:				
Current Liabilities				
Bank overdrafts (unsecured)	-	(1)	-	-
Trade and other payables	(124,733)	(136,750)	(119,638)	(90,521)
Current portion of interest bearing loans	(392,824)	(350,736)	(96,500)	(93,250)
Unconsumed annual leave	(1,222)	(1,214)	(292)	(292)
Current tax payable	(15,456)	(15,656)	(2,906)	(2,407)
	(534,235)	(504,357)	(219,336)	(186,470)
Net Current Liabilities	(200,999)	(183,074)	(47,099)	(45,450)
	1,486,863	1,350,403	612,547	614,529
Less:				
Non-Current Liabilities				
Loans and borrowings*	(265,281)	(135,370)	(100,000)	(100,000)
Deferred income	(7,655)	(7,871)	-	-
Deferred taxation	(4,622)	(4,653)	(1,163)	(1,163)
	(277,558)	(147,894)	(101,163)	(101,163)
	1,209,305	1,202,509	511,384	513,366
Less:				
Minority interests	(55,145)	(54,229)	-	-
Amounts due to minority shareholders	(4,267)	-	-	-
	(59,412)	(54,229)	-	-
Net Assets	1,149,893	1,148,280	511,384	513,366
Representing:-				
Share Capital	309,918	309,918	309,918	309,918
Share Premium	291,076	291,076	48,596	48,596
Capital Reserves	589,471	589,698	113,831	113,831
Foreign Currency Translation Reserve	(8,634)	(6,286)	872	831
Unappropriated Profits/(Accumulated Losses)	(31,938)	(36,126)	38,167	40,190
Share Capital and Reserves	1,149,893	1,148,280	511,384	513,366

* Total assets have increased by S$166 million to S$2.02 billion. The increase was mainly due to the acquisition of a 50% stake in the Citadines group in Europe. The acquisition was completed on 28 February 2003 and was financed wholly by bank borrowings.

1(b)(ii) GROUP BORROWINGS

	As at 31.03.03 S$'000	As at 31.12.02 S$'000
Repayable in one year or less or on demand		
- secured	318,554	276,983
- unsecured	74,270	73,754
Repayable after one year		
- secured	160,868	135,068
- unsecured	104,413	302
	658,105	486,107

The borrowings of the Group are generally secured by:

- Mortgage on the borrowing subsidiaries' land and building, investment properties, properties under development or properties held for sale with an aggregate carrying value of S$623.6 million (31.12.02: S$623.8 million);
- Pledge of shares of a subsidiary;
- Pledge of fixed deposits of S$24.8 million (31.12.02 : S$20.1 million) of a subsidiary; and
- Assignment of all rights and benefits with respect to the properties.

1(c) CASH FLOW STATEMENT

	3 months ended 31/03/03 S$'000	3 months ended 31/03/02 S$'000
Operating Activities		
Profit from ordinary activities before taxation	8,069	12,567
Adjustments for		
Amortisation of goodwill	144	133
Accretion of deferred income	(597)	(430)
Depreciation of property, plant and equipment	5,875	7,614
(Gain) / loss on disposal of		
- property, plant and equipment	(2,136)	(1)
- property held for sale	(1,520)	1,275
- interest in subsidiary	-	(5,774)
Impairment loss on investments	(12)	(12)
Interest income	(1,547)	(1,094)
Interest expense	4,589	5,918
Share of losses of associates	55	1,143
Share of (profits) / losses of jointly controlled entities	1,067	(353)
Write back of provision for development costs	-	(1,956)
Operating profit before working capital changes	**13,987**	**19,030**
Changes in working capital:		
Properties held for sale	7,307	9,114
Trade and other receivables	(6,311)	(5,359)
Other current assets	(125)	(189)
Trade and other payables	(12,001)	(16,344)
Cash generated from operations	**2,857**	**6,252**
Income tax paid	(2,819)	(4,677)
Proceeds from sale of golf memberships	544	664
Cash flow from operating activities	**582**	**2,239**

82-4507

1(c). CASH FLOW STATEMENT (cont'd)

	3 months ended 31/03/03 S$'000	3 months ended 31/03/02 S$'000
Investing Activities		
Interest received	1,547	1,094
Acquisition of property, plant and equipment	(1,609)	(6,446)
Proceeds from disposal of property, plant and equipment	663	546
Additions to investment properties and properties under development	(6)	(7,360)
Acquisition of subsidiary	(814)	-
Disposal of subsidiaries	-	27,142
Investment in jointly controlled entities	(169,372)	(17,893)
Cash flow from investing activities	(169,591)	(2,917)
Financing Activities		
Interest paid	(4,589)	(6,360)
Proceeds from bank borrowings	235,942	190,327
Repayment of term loans	(64,008)	(425,519)
Cash flow from financing activities	167,345	(241,552)
Net (decrease) / increase in cash and cash equivalents	(1,664)	(242,230)
Cash and cash equivalents at beginning of year	81,689	358,225
Effect of exchange rate changes on balances held in foreign currencies	154	(7)
Cash and cash equivalents at end of year	80,179	115,988

1(d)(i) STATEMENT OF CHANGES IN EQUITY

	GROUP		COMPANY	
	31.03.03 S$'000	31.03.02 S$'000	31.03.03 S$'000	31.03.02 S$'000
Share Capital				
At 1 January and at end of period	309,918	309,866	309,918	309,866
Share Premium				
At 1 January and at end of period	291,076	291,043	48,596	48,563
Revaluation Reserve				
At 1 January	79,656	103,670	18,695	18,695
Deficit on revaluation of investment properties / properties under development	-	(4)	-	-
Realisation of revaluation surplus on disposal of investment properties / subsidiaries	-	(4,546)	-	-
Share of deficit on revaluation of investment properties - jointly controlled entities	(121)	(309)	-	-
Translation adjustment	(106)	(30)	-	-
At end of period	79,429	98,781	18,695	18,695

	GROUP		COMPANY	
	31.03.03	**31.03.02**	**31.03.03**	**31.03.02**
	S$'000	**S$'000**	**S$'000**	**S$'000**
Reserve on Consolidation				
At 1 January and at end of period	13,264	17,332	-	-
Statutory Reserve				
At 1 January and at end of period	168	175	-	-
Capital Reduction Reserve				
At 1 January and at end of period	95,136	95,136	95,136	95,136
Merger Reserve				
At 1 January and at end of period	396,000	396,000	-	-
Other Capital Reserve				
At 1 January and at end of period	5,474	5,474	-	-
Foreign Currency Translation Reserve				
At 1 January	(6,286)	307	831	1,794
Foreign currency translation differences	(2,348)	(1,688)	41	(303)
At end of period	(8,634)	(1,381)	872	1,491
Revenue Reserve				
At 1 January	(36,126)	(42,517)	40,190	41,264
Profit for the period	4,188	9,323	(2,023)	6,627
At end of period	(31,938)	(33,194)	38,167	47,891

1(d)(ii) **SHARE CAPITAL**

Since the last financial year ended 31 December 2002, there has been no increase in the issued and paid-up capital of the Company.

Share Options

Under The Ascott Share Option Plan (the "Plan"), no options were granted during the period under review.

As at 31 March 2003, there were 43,425,000 unissued ordinary shares of S$0.20 each of the Company under the Plan. This had taken into account 1,578,000 share options that were cancelled upon resignation of staff.

Performance Shares

During the period under review, no conditional awards of performance shares were granted and no release of performance shares has been made as the three-year performance cycle for the first grant will end in 2004 and any release of performance shares will be in 2005.

As at 31 March 2003, conditional awards in respect of 1.8 m illion performance shares had been granted.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

82-4507

3. **<u>Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter).</u>**

Not applicable.

4. **<u>Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied</u>**

The Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2002.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Not applicable

6. **Earnings in cents per ordinary share based on profit attributable to Members of the Company**

	GROUP 31 March 2003	GROUP 31 March 2002
(i) Based on existing issued share capital #	0.27	0.60
(ii) On a fully diluted basis +	0.27	0.60

Net earnings per share calculation is based on the share capital of 1,549,591,092 shares of S$0.20 each in issue in 1Q 2003 (1Q 2002: 1,549,330,092 shares).

+ The fully diluted earnings per share is based on the weighted average number of 1,549,610,497 shares of S$0.20 each in issue for 1Q 2003 (1Q 2002: 1,549,330,092 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options which would dilute the basic earnings per share.

7. **Net asset value backing per ordinary share (cents) @**

	GROUP 31.03.03	GROUP 31.12.02
	74.2	74.1

@ Net asset value per share calculation is based on the issued shares of 1,549,591,092 outstanding as at 31 March 2003 (31 December 2002: 1,549,591,092 shares).

8. (i) GROUP TURNOVER AND PROFIT ANALYSIS

	Turnover 3 months ended		Operating Profit before Interest, And Tax ('EBIT')[1] 3 months ended		Operating Profit before Interest, Depreciation, Amortisation And Tax ('EBITDA')[2] 3 months ended	
	2003 S$'000	2002 S$'000	2003 S$'000	2002 S$'000	2003 S$'000	2002 S$'000
By Business Segments						
Serviced Residence	37,492	38,533	8,346	11,380[3]	15,534	19,527[3]
Retail	9,332	9,794	5,266	5,369	5,875	5,914
Residential & Others	8,535	19,852	1,957	599	2,109	1,347
	55,359	68,179	15,569	17,348	23,518	26,788
By Region						
Within Singapore	22,263	27,587	5,488	11,258[3]	6,431	12,665[3]
Asia (excluding Singapore)	19,656	21,944	7,493	5,756	13,180	13,445
Australia and New Zealand	11,116	18,090	134	(84)	461	201
Europe	2,324	558	2,454	418	3,446	477
	55,359	68,179	15,569	17,348	23,518	26,788

The Asia operations refer to the Group's operations in Indonesia, Malaysia, Philippines, People's Republic of China, Thailand and Vietnam.

[1] *EBIT of the Group relates to operating results, before interest income, exchange differences, finance costs and tax. It includes the Group's share of the EBIT of associates and jointly controlled entities. The comparative figures have been restated on the same basis.*

[2] *EBITDA of the Group relates to operating results, before depreciation and amortisation, interest income, exchange differences, finance costs and tax. It includes the Group's share of the EBITDA of associates and jointly controlled entities. The comparative figures have b een restated on the same basis.*

[3] *Includes the gain of S$5.8 million from the disposal of a 50% share of The Ascott Mayfair to a joint venture.*

(ii) REVIEW OF THE GROUP'S PERFORMANCE

The Group achieved a net profit before tax of S$8.1 million in 1Q 2003. Net profit attributable to members of the Company was S$4.2 million, down S$5.1 million or 55% from 1Q 2002 due to lower profits from disposal of investment assets. 1Q 2002 profits had included a gain of S$5.8 million from the disposal of a 50% share in The Ascott Mayfair property to a joint venture in the UK. In 1Q 2003, the Group realized a profit of S$2.2 million from the disposal of its non-core Scotts Picnic Foodcourt business in Kuala Lumpur.

In the period under review, the events leading to the outbreak of the Iraq war and the Severe Acute Respiratory Syndrome ('SARS') outbreak severely impacted global travel with a number of countries experiencing significant cutback in business and tourist arrivals. This negatively impacted a few of the Group's serviced residence markets in 1Q 2003; especially the UK and, to a more limited extent, Singapore. Elsewhere in the Asia region, the impact

was less immediately felt due to the longer stay profile of the Group's serviced residences and growth from the new investments which the Group had made in earlier periods.

Despite the more difficult economic environment and cutbacks in business and tourist travel, the operating EBITDA from our core serviced residence business, excluding the divestment gains but including our share of associates and jointly controlled entities' operating results, showed an improvement of S$1.8 million or 13% from the corresponding period last year. This was contributed from the 50% share of the Citadines group in Europe, the acquisition transaction of which was completed on 28th February 2003, with our share of the March EBITDA amounting to S$3 million, partly offset by the foregone EBITDA of S$2.5 million from Somerset Grand Shanghai, which was sold in August 2002 and now operated by the Group under a management contract. On a same store basis, i.e. excluding the new acquisition and disposal, the operating EBITDA from the Group's serviced residence business improved by S$1.3 million or 12% from the same period last year.

Key Markets Review

In Singapore, the Group's serviced residences experienced rates drop of about 3 per cent as compared to the corresponding period last year. The SARS outbreak resulted in some pre-termination of leases and cancellation and postponement of bookings as businesses cutback on their staff travel to SARS affected areas.

The South East Asia markets proved more resilient and were less affected by the Iraq war and SARS outbreak due to longer-term leases. Vietnam and Thailand continued to experience strong occupancies averaging over 90% in our serviced residences. Demand for serviced residences was robust with the improving economic and investment climate and increased government spending on infrastructure projects in these 2 countries. Elsewhere in the region, Indonesia showed improvements in both occupancy and rates despite difficult operating conditions. Philippines on the other hand had been negatively impacted by weak economic conditions and security concerns in the country. Malaysia was relatively stable but experienced a slowdown in the arrivals of corporate travellers.

In China, our new serviced residences which were opened for business in 2001 have stabilized their operations and are achieving occupancies of 70-80% as compared to 62% in 1Q 2002. The outbreak of SARS thwarted the growth in the China market with a slowdown seen in new expatriate arrivals and some cancellations of bookings as businesses defer travel and sending staff to SARS affected locations.

In Australasia, the market was not materially impacted by the outbreak of war and SARS. The occupancy and the rental rates of the Group's serviced residences went up by 1% and 3% respectively over the corresponding period last year. The Group's Australian serviced residence business had turnaround and yielded a positive EBITDA of S$0.5 million and a net profit of S$0.1 million.

In UK, occupancy of the Group's serviced residences dipped by 9 percentage points due to a reduction in corporate travel resulting from the Iraq war and a sluggish global economy. The rental rates were maintained at about the same level as last year. The other European markets were less impacted and Citadines' occupancy was marginally down by 1 percentage point compared to last year.

(a) Turnover

1Q 2003 vs 1Q 2002

S$'000	1Q 2003	1Q 2002	Growth	
Serviced Residence	37,492	38,533	(1,041)	-3%
Retail	9,332	9,794	(462)	-5%
Residential & Others	8,535	19,852	(11,317)	-57%
Total	55,359	68,179	(12,820)	-19%

Turnover for the serviced residence sector was S$1 million lower than 1Q 2002 due to the exclusion of Somerset Grand Shanghai which was disposed of and operated as a management contract in August 2002. Excluding the contribution from Somerset Grand Shanghai, turnover for 1Q 2003 on a same-store basis increased by 10% or S$3.4 million. The growth was from China, Thailand and Indonesia serviced residences, partly offset by lower contribution from the Singapore and Philippines operations.

Turnover for the retail sector was 5% or S$0.5 million lower than 1Q 2002. This was attributable to the sale of Cuppage Terrace in August 2002. Excluding the contribution from Cuppage Terrace in 1Q 2002 of S$0.5 million, turnover for 1Q 2003 was at about the same level as that of 1Q 2002.

The 'residential and others' sector's turnover was 57% or S$11.3 million lower than 1Q 2002. The drop in turnover was mainly due to lower sale of residential units in the Colonnades project in Australia and 9 Nassim project in Singapore.

Overall, the Group's turnover for 1Q 2003 decreased by 19% or S$12.8 million to S$55.4 million as compared to the corresponding period last year, attributable mainly to lower contribution from the "residential and others" sector.

1Q 2003 vs 4Q 2002

S$'000	1Q 2003	4Q 2002	Growth	
Serviced Residence	37,492	38,465	(973)	-3%
Retail	9,332	8,905	427	5%
Residential & Others	8,535	2,094	6,441	308%
Total	55,359	49,464	5,895	12%

The serviced residence sector's turnover declined by 3% or S$1.0 million due to lower contribution from Singapore and New Zealand. The lower contribution was mainly attributable to the conclusion of the America Cup event in New Zealand and SARS outbreak which has resulted in pre-termination and cancellation and postponement of leases and the Iraq war which led to companies to cut back on travelling and accommodation budgets.

Turnover for the retail sector increased by 5% or S$0.4 million, mainly from improved rentals achieved from the remaining retail malls, the People's Parade in Wuhan and the Scotts and Liang Court Shopping Centres in Singapore.

Turnover for the "residential and others" sector increased by S$6.4 million due to sale of units in the Colonnades and 9 Nassim projects.

Compared to 4Q 2002, the Group's turnover for 1Q 2003 increased by 12% or S$5.9 million to S$55.4 million. This was attributable mainly to higher contribution from the "residential and others" sector.

(b) EBITDA

1Q 2003 vs 1Q 2002

S$'000	1Q 2003	1Q 2002	Growth	
Serviced Residence	15,534	19,527	(3,993)	-20%
Retail	5,875	5,914	(39)	-1%
Residential & Others	2,109	1,347	762	57%
Total	23,518	26,788	(3,270)	-12%

EBITDA of the serviced residence sector in 1Q 2003 decreased by S$4.0 million to S$15.5 million. Excluding the EBITDA contribution from Somerset Grand Shanghai in 1Q 2002 of S$2.5 million and the divestment gain of S$5.8 million arising from the sale of The Ascott Mayfair in 1Q 2002, EBITDA for 1Q 2003 increased by 38% or S$4.3 million. This was mainly contributed by the new acquisition of the Citadines serviced residences amounting to S$3 million and higher contribution from the serviced residences in Thailand and New Zealand, partly offset by weaker performance from the Singapore and UK serviced residences.

EBITDA of the retail sector in 1Q 2003 decreased by 1% compared to the corresponding period in 2002. Excluding the contribution from Cuppage Terrace in 1Q 2002 of S$0.3 million, EBITDA for 1Q 2003 increased by S$0.2 million or 5% as compared to 1Q 2002. This was mainly due to improved rental income from Scotts Shopping Centre.

EBITDA of the 'residential and others' sector in 1Q 2003 increased by 57% or S$0.8 million due mainly to the sale of unit of the 9 Nassim residential project.

Overall, the Group's EBITDA decreased by 12% or S$3.3 million to S$23.5 million compared to S$26.8 million in 1Q 2002.

1Q 2003 vs 4Q 2002

S$'000	1Q 2003	4Q 2002	Growth	
Serviced Residence	15,534	11,633	3,901	34%
Retail	5,875	4,910	965	20%
Residential & Others	2,109	1,587	522	33%
Total	23,518	18,130	5,388	30%

EBITDA of the serviced residence sector increased by 34% or S$3.9 million to S$15.5 million. The increase was mainly contributed by the newly acquired Citadines serviced residences, amounting to S$3 million. The balance was contributed by improved performance in New Zealand, Thailand, Vietnam and Indonesia partly offset by weaker performance from the Singapore serviced residences.

The EBITDA of the retail sector increased by 20% from S$4.9 million to S$5.9 million. This was because of the improved occupancy and rental rates achieved by the three retail malls, Scotts Shopping Centre, Liang Court Shopping Centre and People's Parade.

The EBITDA of the "residential and others" sector increased by 33% or S$0.5 million. This was mainly due to the sale of unit in the 9 Nassim residential project.

Overall, the Group's EBITDA increased by S$5.4 million or 30%, mainly contributed by the serviced residence sector.

(c) Profit Attributable to Members of the Company

1Q 2003 vs 1Q2002

For 1Q 2003, the Group's attributable profit decreased by S$5.1 million to S$4.2 million compared to a profit of S$9.3 million in 1Q 2002. Excluding the divestment gain in 1Q 2003 and 1Q 2002 of S$2.2 million and S$5.8 million respectively, attributable profit for 1Q 2003 was S$1.5 million lower than 1Q 2002.

1Q 2003 vs 4Q 2002

The SARS outbreak and the Iraq war negatively impacted a few of the Group's serviced residence markets in 1Q 2003, principally in the UK and Singapore. Excluding the divestment gains from sales of the Group's assets amounting to S$2.2 million in 1Q 2003 and S$0.1 million in 4Q 2002, the Group's attributable profit from operations for 1Q 2003 decreased by S$0.5 million to S$2.0 million compared to S$2.5 million for 4Q 2002.

In the opinion of the directors, no item, transaction or event of a material or unusual nature has occurred between 31 March 2003 and the date of this report which would materially affect the results of the operations of the Group and of the Company for 1Q 2003.

9. Where a forecast, or a prospect statement, has been previously discl osed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

None

82-4507

10. CURRENT YEAR'S PROSPECTS

General business conditions are expected to be more difficult than in 1Q 2003 due to the SARS outbreak. Travel has been severely curtailed and this has greatly impacted the hospitality, travel and tourism-related industries. On the positive side, the Iraq war appears to be coming to an end.

The outlook for 2Q 2003 and for the year 2003 is very uncertain and depends heavily on when the SARS situation can be brought under control and business returns to normal. Barring any unforeseen circumstances, 2Q 2003 operating performance is expected to be lower than 2Q last year.

Given the difficult environment described above, and barring any other unforeseen changes in circumstances, the operating performance for the FY 2003 is expected to be lower than that achieved in FY 2002.

11. DIVIDENDS

No interim dividend for the period ended 31 March 2003 is recommended.

12. INTERESTED PERSON TRANSACTIONS

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)
	S$'000	S$'000
CapitaLand Limited & its associates		
Management and support services	-	800

During the period under review, there were no joint ventures with interested persons.

* The aggregate value is for the contract period.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Shan Tjio
Company Secretary

Singapore
23 April 2003

82-4507

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

April 23, 2003
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Tay Cheng Cheng (65) 9010 0627

NEWS RELEASE

Ascott Records S$8.1 Million Profit Before Tax And S$4.2 Million Net Profit For First Quarter 2003

Group	Q1 2003 (S$ million)	Q1 2002 (S$ million)	Change %
Turnover	**55.4**	68.2	-19
EBITDA	**23.5**	26.8	-12
Profit Before Tax	**8.1**	12.6	-36
PATMI	**4.2**	9.3	-55

	End March 2003	*End March 2002*
Earnings per share (cents)	**0.27**	0.60
	End March 2003	*End December 2002*
Net asset value per share (cents)	**74.2**	74.1

The Ascott Group recorded net profit of S$4.2 million for the first quarter 2003, down 55 per cent mainly because the first quarter last year had higher divestment gains. Excluding asset divestments in 2002 and 2003, profit for the first three months this year was S$1.5 million lower than in the first quarter last year.

For Ascott's core serviced residence business, first quarter turnover was marginally lower than the same period last year, due to reduced contributions from Somerset Grand Shanghai which was sold and operated as a management contract in August 2002. On a same store basis, turnover rose by 10 per cent or S$3.4 million from growth at Ascott's residences in China, Thailand and Indonesia.

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

- more -

82-4507

First quarter serviced residence EBITDA, less asset divestment gains, rose by 13 per cent or S$1.8 million compared to the first three months of 2002. Including asset divestments, EBITDA dipped S$4 million to S$15.5 million due to higher gains from disposals in the first quarter last year.

The Ascott Group is a leading international serviced residence company with over 13,500 serviced apartments in Europe, Asia and Australasia.

Occupancy Remains Resilient

Ascott's chief executive officer, Mr Eugene Lai, said that the Iraq war and SARS outbreak reduced business travel and impacted a few of the group's serviced residence markets. However, due to the longer stay profile of its customers, the impact of the war and SARS on Ascott's residences has not been as severe as in the hotel industry.

For example, the March occupancy of Ascott's residences in countries affected by the SARS outbreak such as Singapore was 68 per cent, China 75 per cent, and Vietnam 92 per cent.

Mr Lai added that the outlook remains uncertain and depends on when the SARS outbreak can be brought under control. In this environment, Ascott would continue to focus on cost controls, intensify sales and marketing activities to minimise revenue loss, and find new sources of revenue.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : April 23, 2003

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

- end -

82-4507

ABOUT THE ASCOTT GROUP

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's globalpresence comprises 13,500 serviced apartments across 15 countries in 37 cities, including Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange as *'Ascott'*, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com.

82-4507

MASNET No. 78 OF 23.04.2003
Announcement No. 78

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "COMMENTARY ON LINE ITEM "TRADE AND OTHER RECEIVABLES" IN THE 2003 FIRST QUARTER FINANCIAL STATEMENT OF CAPITAMALL TRUST ("CMT")"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT Annc - Response to SGX Query.P

Submitted by Tan Wah Nam, Company Secretary on 23/04/2003 to the SGX

82-4507

MASNET No. 32 OF 23.04.2003
Announcement No. 32

CAPITAMALL TRUST

Commentary on Line Item "Trade and other receivables" in the 2003 First Quarter Financial Statement of CapitaMall Trust ("CMT")

Singapore Exchange Securities Trading Limited, via its letter of 21 April 2003, requested for a commentary on the line item "Trade and other receivables" in the balance sheet set out in CMT's 2003 first quarter financial statement released on 17 April 2003. CapitaMall Trust Management Limited ("**CMTML**"), the manager of CMT, was asked to provide reason(s) for the material increase in the line item "Trade and other receivables".

CMTML wishes to clarify that the reason for the material increase is that amounts received subsequent to the closing of the cash book of CMT before the month-end have not been adjusted to the line item "Trade and other receivables" of CMT as at 31 March 2003. Subsequent to the closing of the cash book for March 2003, S$3.7 million had been collected.

Had the adjustment been made as at 31 March 2003, the "Trade and other receivables" would be reduced from S$6.3 million to S$2.6 million and, correspondingly, the "Cash and cash equivalents" would be increased from S$38.7 million to S$42.4 million.

Thus, the net assets of CMT of S$749.7 million as reported in CMT's 2003 first quarter financial statement announcement remains unchanged.

The foregoing also does not affect the revenue, expense or distributable income of CMT for the period in question.

By Order of the Board
CapitaMall Trust Management Limited

Winnie Tan
Company Secretary
23 April 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited on 23/04/2003 to the SGX

82-4507

MASNET No. 99 OF 24.04.2003
Announcement No. 99

CAPITALAND LIMITED

CHANGE OF INTEREST IN CAPFIN MR1 SDN BHD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand Financial Investments Pte Ltd ("CFIPL"), and Kencana Capital Sdn Bhd ("Kencana Capital"), have today agreed to subscribe for 1,998 and 8,000 new ordinary shares of Ringgit Malaysia ("RM")1 each at an issue price of RM1 respectively, and 148 and 592 new preference shares of RM1 each at an issue price of RM1,000 respectively, in the share capital of CapFin MR1 Sdn Bhd (formerly known as Bond Light Options Sdn Bhd) ("CapFin"). CFIPL and Kencana Capital will pay in cash the total consideration of RM149,998 and RM600,000 respectively for the said subscriptions in full on 8 May 2003 (or such other date as may be agreed between the parties). CFIPL is an indirect wholly-owned subsidiary of CapitaLand while Kencana Capital is an unrelated party to CapitaLand.

CFL Capital Management Sdn Bhd ("CFLCM"), another indirect wholly-owned subsidiary of CapitaLand, currently holds the entire 100% share capital of CapFin, comprising 2 ordinary shares of RM1 each. CFLCM will on the same day (8 May 2003 (or such other date as may be agreed between the parties)) transfer the said 2 ordinary shares to CFIPL for a total cash consideration of RM2.

CapFin, a private limited company incorporated in Malaysia, has not commenced operations. Its principal activities will be investments in real estate companies and investments in property developments in Malaysia. Prior to the issue of the aforesaid new shares, CapFin's book value was RM2 represented by 2 ordinary shares of RM1 each. With the aforesaid subscriptions by CFIPL and Kencana Capital, CapFin's issued and paid-up share capital will increase from RM2 comprising 2 ordinary shares of RM1 each to RM750,000 comprising 10,000 ordinary shares of RM1 each and 740 preference shares of RM1 each issued at a premium of RM999 each.

Following the above transactions, CapitaLand's effective interest in CapFin will change from 100% to 20%, to be held through CFIPL, instead of CFLCM. This arrangement means CFIPL will hold only 20% of the total issued share capital of CapFin. CFIPL and Kencana Capital have, pursuant to a shareholders' agreement entered into today between the parties and CapFin, agreed that CFIPL retains control of the composition of the board of directors of CapFin. As such, CapFin will remain an indirect subsidiary of CapitaLand.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Tan Wah Nam
Company Secretary
24 April 2003

Submitted by Tan Wah Nam, Company Secretary on 24/04/2003 to the SGX

82-4507

MASNET No. 63 OF 25.04.2003
Announcement No. 91

CAPITALAND LIMITED

2003 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

20031QAnnouncement(Final).p

Submitted by Tan Wah Nam, Company Secretary on 25/04/2003 to the SGX